Exhibit 99.2

SUN LIFE FINANCIAL SERVICES OF CANADA INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

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FINANCIAL REPORTING RESPONSIBILITIES

Financial Reporting Responsibilities

Management is responsible for preparing the consolidated financial statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgements consistent with Canadian generally accepted accounting principles including the requirements of the Office of the Superintendent of Financial Institutions Canada. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information which was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.

The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the financial statements and report to the directors prior to their approval of the financial statements for issuance to shareholders.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Services of Canada Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s code of ethics and business conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s code of ethics and business conduct. Both the internal and external auditors have full and unrestricted access to the Audit Committee, with and without the presence of management.

The Office of the Superintendent of Financial Institutions Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 2 on page 11. The report of the Appointed Actuary appears on page 48.

The Company’s external auditors, Deloitte & Touche LLP, Chartered Accountants, conduct an independent examination of the financial statements and meet separately with both management and the Audit Committee to discuss the results of their examination. The auditors’ report to the shareholders appears on page 48.

D.A. Stewart
Chairman and Chief Executive Officer

P.W. Derksen
Executive Vice-President and Chief Financial Officer

Toronto, February 12, 2003

Sun Life Financial Services of Canada Inc.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars, except for per share amounts)

	2002	2001	2000

REVENUE
Premium income:
Annuities	$7,402	$4,196	$4,371
Life insurance	5,403	3,759	3,523
Health insurance	2,070	1,482	1,495

	14,875	9,437	9,389
Net investment income (Note 11)	5,131	4,162	3,839
Fee income	3,095	3,216	3,318

	23,101	16,815	16,546

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	5,476	2,610	2,270
Annuity payments	1,486	952	1,076
Death and disability benefits	2,067	1,196	1,083
Health benefits	1,573	1,162	1,259
Policyholder dividends and interest on claims and deposits	1,086	960	1,041

	11,688	6,880	6,729
Net transfers to segregated funds	1,329	2,606	2,562
Increase in actuarial liabilities (Note 13)	3,822	1,697	1,611
Commissions	1,909	1,600	1,687
Operating expenses (Note 24)	2,779	2,496	2,426
Premium taxes	168	113	117
Interest expense (Notes 16, 17 and 18)	192	168	159

	21,887	15,560	15,291

OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	1,214	1,255	1,255
Income taxes (Note 25)	98	306	386
Non-controlling interests in net income of subsidiaries (Note 19)	83	68	67

NET INCOME FROM CONTINUING OPERATIONS	1,033	881	802
Loss from discontinued operations, net of income taxes (Note 5)	36	—	—

TOTAL NET INCOME	997	881	802
Less:
Net income from mutual operations (prior to demutualization)	—	—	179
Participating policyholders’ net income (loss) (after demutualization)	(1)	(1)	(6)

SHAREHOLDERS’ NET INCOME (AFTER DEMUTUALIZATION)	$998	$882	$629

Basic earnings per share from continuing operations (Note 21)	$1.91	$2.08	$1.49	(1)
Basic earnings per share ( Note 21)	$1.84	$2.08	$1.49	(1)
Diluted earnings per share from continuing operations (Note 21)	$1.90	$2.07	$1.48	(1)
Diluted earnings per share ( Note 21)	$1.83	$2.07	$1.48	(1)

(1)	Basic and diluted earnings per share from continuing operations and basic and diluted earnings per share cover period from March 22 to December 31, 2000.

The attached notes form part of these consolidated financial statements.

www.sunlife.com Annual Report 2002

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

AS AT DECEMBER 31 (in millions of Canadian dollars)

	2002	2001

ASSETS
Bonds (Note 11)	$73,423	$48,077
Mortgages (Note 11)	15,799	8,622
Stocks (Note 11)	4,221	4,882
Real estate (Note 11)	3,223	2,316
Cash, cash equivalents and short-term securities	7,152	4,809
Policy loans and other invested assets	6,726	4,558

Invested assets	110,544	73,264
Goodwill (Notes 3 and 12)	5,899	2,080
Other assets (Note 12)	6,995	4,984

Total general fund assets	$123,438	$80,328

Segregated funds net assets	$52,755	$48,544

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities (Note 13)	$89,862	$59,527
Amounts on deposit	3,262	1,898
Deferred net realized gains (Note 11)	3,456	3,744
Other liabilities (Note 15)	7,671	4,661

Total general fund liabilities	104,251	69,830
Subordinated debt (Note 17)	1,974	776
Cumulative capital securities of a subsidiary (Note 18)	948	954
Non-controlling interests in subsidiaries (Note 19)	1,356	1,043
Total equity	14,909	7,725

Total general fund liabilities and equity	$123,438	$80,328

Segregated funds contract liabilities	$52,755	$48,544

The attached notes form part of these consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chairman and Chief Executive Officer

Ronald W. Osborne
Director

Sun Life Financial Services of Canada Inc.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Equity

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)

	PARTICIPATING
	POLICYHOLDERS	SHAREHOLDERS	2002	2001	2000

SHARE CAPITAL
Balance, beginning of year	$—	$1,100	$1,100	$795	$—
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition (Notes 4 and 20)	—	6,329	6,329	—	—
New common shares issued for cash (Notes 8 and 20)	—	—	—	330	844
Stock option compensation (Notes 3 and 20)	—	21	21	—	—
Stock options exercised (Notes 20 and 23)	—	27	27	—	—
Commissions and offering costs, net of taxes (Notes 8 and 20)	—	—	—	(23)	(49)
Purchase and cancellation of common shares (Note 20)	—	—	—	(2)	—

Balance, end of year	—	7,477	7,477	1,100	795

RETAINED EARNINGS/SURPLUS
Balance, beginning of year	77	5,917	5,994	5,350	5,283
Demutualization costs, net of taxes (Note 8)	—	—	—	—	(114)
Net income as a mutual company	—	—	—	—	179

Balance, March 22, 2000, as at demutualization					5,348
Cash distribution to policyholders at demutualization	—	—	—	—	(570)
Balance of participating policyholders’ account of Clarica Life Insurance Company at date of acquisition	(3)	—	(3)	—	—
Net income (loss) as a stock company	(1)	998	997	881	623
Dividends on common shares	—	(294)	(294)	(204)	(51)
Purchase and cancellation of common shares (Note 20)	—	—	—	(33)	—

Balance, end of year	73	6,621	6,694	5,994	5,350

CURRENCY TRANSLATION ACCOUNT
Balance, beginning of year	3	628	631	372	407
Changes for the year (prior to demutualization)	—	—	—	—	(17)
Changes for the year (after demutualization)	—	107	107	259	(18)

Balance, end of year	3	735	738	631	372

Total equity	$76	$14,833	$14,909	$7,725	$6,517

The attached notes form part of these consolidated financial statements.

www.sunlife.com Annual Report 2002

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)

	2002	2001	2000

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income from continuing operations	$1,033	$881	$802
Items not affecting cash:
Increase in actuarial and other policy related liabilities	3,759	1,191	1,282
Amortization of:
Net deferred realized and unrealized gains on investments	(140)	(451)	(548)
Goodwill, deferred acquisition costs and intangible assets	333	328	286
(Gain) or loss on sale of subsidiaries	(177)	(195)	5
Future income taxes	(87)	47	120
Provisions for losses on investments	366	4	107
Other changes in other assets and liabilities	(695)	343	692
New mutual fund business acquisition costs capitalized	(194)	(296)	(506)
Redemption fees of mutual funds	115	105	101

Net cash provided by operating activities	4,313	1,957	2,341

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	(103)	(104)	(294)
Issuance of subordinated debt (Note 17)	799	—	—
Redemption of subordinated debt (Note 17)	(300)	—	—
Payments to certain participating policyholders and underwriters (Notes 8 and 20)	—	(29)	(658)
Issuance of common shares (Notes 8 and 20)	—	330	844
Issuance of common shares on exercise of stock options (Note 23)	27	—	—
Issuance of Sun Life ExchangEable Capital Securities — Series A and B(Note 19)	200	950	—
Purchase and cancellation of common shares (Note 20)	—	(35)	—
Dividends paid on common shares	(294)	(204)	(51)

Net cash provided by (used in) financing activities	329	908	(159)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of:
Bonds	30,556	13,427	9,621
Mortgages	3,528	1,487	1,638
Stocks	4,285	3,241	3,815
Real estate	432	240	378
Purchases of:
Bonds	(38,300)	(13,833)	(11,848)
Mortgages	(2,904)	(2,001)	(1,771)
Stocks	(2,818)	(3,278)	(3,190)
Real estate	(227)	(118)	(282)
Policy loans	(151)	(88)	(46)
Short-term securities	(317)	(249)	(389)
Other investments	(39)	(319)	30
Acquisitions, net of cash acquired from continuing operations (Note 4)	2,749	(1,825)	—
Disposals, net of cash disposed of (Note 4)	(10)	363	331

Net cash used in investing activities	(3,216)	(2,953)	(1,713)

Net cash provided by discontinued operations	103	—	—

Changes due to fluctuations in exchange rates	44	168	36

Increase in cash and cash equivalents	1,573	80	505
Cash and cash equivalents, beginning of year	2,583	2,503	1,998

Cash and cash equivalents, end of year	4,156	2,583	2,503
Short-term securities, end of year	2,996	2,226	1,459

Cash, cash equivalents and short-term securities, end of year	$7,152	$4,809	$3,962

Supplementary Information
Cash and cash equivalents:
Cash	$328	$396	$476
Cash equivalents	3,828	2,187	2,027

	$4,156	$2,583	$2,503

Cash disbursements made for:
Interest on borrowed funds, subordinated debt and cumulative capital securities	$201	$167	$159

Income taxes, net of refunds	$229	$269	$357

The attached notes form part of these consolidated financial statements.

Sun Life Financial Services of Canada Inc.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Segregated Funds Net Assets

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)

	2002	2001	2000

ADDITIONS TO SEGREGATED FUNDS
Deposits:
Annuities	$5,105	$5,162	$6,860
Life insurance	1,537	689	1,458

	6,642	5,851	8,318
Net transfers from general funds	1,329	2,606	2,562
Net realized and unrealized gains (losses)	(8,658)	(7,372)	(2,670)
Other investment income	1,343	1,499	1,331

	656	2,584	9,541

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	7,366	6,480	6,243
Management fees	564	538	552
Taxes and other expenses	57	67	33
Effect of changes in currency exchange rates	(349)	(1,824)	(296)

	7,638	5,261	6,532

Net additions (reductions) to segregated funds for the year	(6,982)	(2,677)	3,009
Acquisition (Note 4)	11,193	3,882	—
Disposal (Note 4)	—	(2,194)	—
Segregated funds net assets, beginning of year	48,544	49,533	46,524

Segregated funds net assets, end of year	$52,755	$48,544	$49,533

Consolidated Statements of Segregated Funds Net Assets

AS AT DECEMBER 31 (in millions of Canadian dollars)

	2002	2001

ASSETS
Segregated and mutual fund units	$38,377	$34,534
Stocks	7,452	8,635
Bonds	5,896	4,049
Cash, cash equivalents and short-term securities	1,530	1,796
Real estate	170	491
Mortgages	146	162
Other assets	965	379

	54,536	50,046

LIABILITIES	1,781	1,502

Net assets attributable to segregated funds policyholders	$52,755	$48,544

The attached notes form part of these consolidated financial statements.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1.	Accounting Policies

DESCRIPTION OF BUSINESS

Sun Life Financial Services of Canada Inc., a publicly traded company, is the holding company of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada was organized as a mutual life insurance company until March 22, 2000, at which date it demutualized as described in Note 8. Both companies are registered under the Insurance Companies Act of Canada, which is administered by the Office of the Superintendent of Financial Institutions Canada (OSFI).

Sun Life Financial Services of Canada Inc. together with all its subsidiaries, including the wholly-owned consolidated subsidiary Sun Life Assurance Company of Canada (Sun Life Assurance), are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund, investment management and trust businesses, primarily in Canada, the United States and Asia.

BASIS OF PRESENTATION

For financial statement purposes, the surplus and results of operations of Sun Life Assurance have been presented in the consolidated financial statements of Sun Life Financial Services of Canada Inc. on a continuity of interest basis as a continuation of the historical operations of Sun Life Assurance. Therefore, the surplus, results of operations and cash flows included in these consolidated financial statements prior to demutualization are those of Sun Life Assurance.

The Company prepares its consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) including the accounting requirements of the OSFI.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements,
•	the disclosure of contingent assets and liabilities at the date of the financial statements, and
•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.

The significant accounting policies used in the preparation of these consolidated financial statements are summarized below.

BASIS OF CONSOLIDATION

The consolidated financial statements reflect the accounts of the Company which include life insurance and non-life insurance subsidiaries. Significant intercompany balances and transactions have been eliminated. The purchase method is used to account for the acquisition of subsidiaries. The difference between the acquisition cost of a subsidiary and the fair value of the net identifiable assets acquired represents goodwill. Operating results of the subsidiaries are included in the consolidated statements of operations since the dates of their acquisition. Other entities over which the Company is able to exercise a significant influence are accounted for by the equity method. The Company’s share of earnings of such entities is reported in net investment income in the consolidated statements of operations.

BONDS AND MORTGAGES

Bonds and mortgages are carried at amortized cost, net of allowances for losses. Purchase premiums or discounts on bonds are amortized on a constant yield basis over the life of the particular securities.

Asset-backed securities are carried at cost and adjusted for unamortized premiums and discounts. Unamortized premiums and discounts are amortized on a constant yield basis over the estimated remaining term of the securities adjusted for anticipated prepayments.

A bond or mortgage is classified as impaired when payment is 90 days past due, foreclosure or power of sale procedures have started, or as other circumstances warrant. When an asset is classified as impaired, allowances for losses are established, interest is no longer accrued and previous interest accruals are reversed. When this happens, the carrying value of the asset becomes the net present value of its future estimated cash flows. Allowances for losses against bonds and mortgages are charged against net investment income and are reduced by write-offs of specific investments and recoveries. Allowances are reduced once the conditions causing the impairment improve and future payments are reasonably assured. The invested asset is then no longer classified as impaired.

Management also establishes sectoral allowances for classes of assets when there is concern about the ultimate collection of principal or interest. The Company’s actuarial liabilities include additional provisions for possible future asset losses.

Realized gains and losses on the sales of bonds and mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies (Cont’d)

STOCKS

Stocks are originally recorded at cost and the carrying value is adjusted annually by 15% of the difference between market value and previously adjusted carrying value. Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the annual rate of 15% of the unamortized balance.

REAL ESTATE

Real estate includes real estate held for investment and real estate held for sale.

Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted annually by 10% of the difference between market value and previously adjusted carrying value. Realized gains and losses on sales are deferred and amortized into net investment income at the annual rate of 10% of the unamortized balance.

Market value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of market values and records a write down for any non-temporary decline in the value of the portfolio.

Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are carried at the lower of the carrying value of the foreclosed loan or the estimated net sales proceeds of the particular property. The Company estimates the net sales proceeds using independent appraisals or discounted future cash flow analyses. Gains and losses on sales of these properties are recorded in net investment income immediately.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments, including interest rate swaps, currency swaps, financial futures, options and forward contracts, to manage risks associated with currency, interest rate and stock market fluctuations. The Company’s monitoring policies are described in Note 11. The accounting policies for the various types of derivative instruments used by the Company are described below.

Interest rate swaps and options are used by the Company to manage its exposure to interest rate fluctuations associated with interest-sensitive portfolios. Most of the interest rate swaps are used for duration matching of the asset portfolio to the actuarial liabilities. Certain interest rate swaps are used to hedge a floating rate loan. The net receivable or payable on the interest rate swaps is accrued to other assets or other liabilities with the net spread of the swaps recorded to net investment income. Realized gains or losses associated with these derivatives are deferred and amortized over the remaining duration of the bonds or liabilities being hedged. Premiums paid for interest rate options are deferred in other invested assets and amortized to net investment income over the terms of the options.

The Company uses currency swaps and forward contracts to reduce foreign exchange fluctuations associated with foreign currency investments, investment financing activity and actuarial liabilities for certain investment products. The accounting for these contracts is consistent with the underlying assets or liabilities. Foreign currency bonds hedged by currency swaps are recorded at the exchange rates specified in the swap contracts. Currency forwards hedging foreign denominated stocks are recorded at 15% of the difference between the market values and previously adjusted carrying values, consistent with the accounting for the stocks being hedged. Changes in exchange gains or losses on currency swaps hedging the investment financing activity are included in other liabilities and the currency translation account in equity, offsetting the respective exchange gains or losses arising from the conversion of the investment financing activity. The net payable or receivable on currency swaps hedging actuarial liabilities is included in other assets or other liabilities and net investment income. Any realized gains and losses resulting from the termination of these derivative instruments are deferred and amortized on a basis consistent with the underlying asset or liability.

Equity index futures, swaps and options are used to reduce exposure to the effect of stock market fluctuations in the actuarial liabilities associated with certain products. The premiums paid for options are deferred in other invested assets and amortized to net investment income over the life of the options. The intrinsic value of the options purchased to hedge the actuarial liabilities associated with guaranteed minimum death benefit products (GMDB) is included in other invested assets and the change in intrinsic value is included in increase in actuarial liabilities, offsetting the change in actuarial liabilities from equity market fluctuation of these products. The accounting for the equity index futures follows the accounting for the underlying actuarial liabilities.

For the options, equity futures and equity swaps that are held to support the actuarial liabilities, the accounting policy for these investments is the same as that of stocks.

POLICY LOANS

Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.

CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES

Cash equivalents are highly liquid investments with a term to maturity of less than three months. Short-term securities are highly liquid investments with a term to maturity exceeding three months but less than one year. They are carried at amortized cost.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies (Cont’d)

OTHER INVESTED ASSETS

Other invested assets include the Company’s investment in segregated funds, investments accounted for by the equity method and equipment leases.

DEFERRED ACQUISITION COSTS

Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from three to seven years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities.

Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill arising from acquisitions before July 1, 2001 was amortized on a straight-line basis over varying periods of up to 20 years in 2000 and 2001. Effective January 1, 2002, goodwill is no longer amortized. Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets include the value of the banking distribution channel, the sales potential of field force and asset administration contracts. These intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. The indefinite-life intangible assets include fund management contracts, brand name and state licenses. The goodwill and indefinite-life intangible assets are tested for impairment on an annual basis, based on the fair values of the reporting units and the intangible assets.

CAPITAL ASSETS

Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from two to ten years.

LOANS SECURITIZATION

The Company periodically securitizes assets, such as mortgages or bonds, by selling them to trusts that issue securities to investors. These transactions are accounted for as sales when control over the assets has been surrendered and consideration other than beneficial interests in these transferred assets has been received in exchange. Gains or losses on these securitization transactions are included in deferred net realized gains. In determining the gain on sale of the assets, the carrying value of the assets sold is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values are determined using either quoted market prices or discounted cash flows models. Interests in the securitized assets, such as subordinated investments in the issued securities or servicing rights, may be retained. These subordinated investments and servicing rights are classified as bonds and other assets, respectively.

SEGREGATED FUNDS

Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the market value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company.

Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.

The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated fund liabilities and are not reported as revenues in the consolidated statements of operations.

The Company derives fee income from segregated funds. Fee income includes fund management fees and income earned by the Company on capital invested in the funds, as well as mortality, policy administration and surrender charges on segregated funds. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Separate consolidated financial statements are provided for the segregated funds net assets and the changes in net assets.

AMOUNTS ON DEPOSIT

Amounts on deposit represent premiums paid in advance, reinvested policy dividends and customer deposits in the Company’s trust subsidiaries.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting Policies (Cont’d)

INCOME TAXES

The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (recoverable) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (recoverable) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets are recognized to the extent that they are more likely than not to be realized.

Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.

In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method.

The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.

PREMIUM INCOME AND RELATED EXPENSES

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

FOREIGN CURRENCY TRANSLATION

The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the currency translation account of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as a separate item in the consolidated statements of equity.

EMPLOYEE FUTURE BENEFITS

Pension costs related to current service are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method prorated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected return on pension plan assets, a market-related asset value is used which recognizes asset gains and losses emerging after January 1, 2000 over a five-year period. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the estimated average remaining service life of the members covered by the plan. Only future variations in actuarial estimates in excess of certain minimums will be amortized.

2.	Actuarial Policies

Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries including the requirements of the OSFI.

Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.

In calculating actuarial liabilities and other policy liabilities, assumptions must be made about the timing and amount of many events, including death, disability, investment, inflation, policy termination, expenses, taxes, premiums, commissions and policyholder dividends.

The Company uses best estimate assumptions for expected future experience. Uncertainty is inherent in the process, as no one can accurately predict the future. Some assumptions relate to events that are anticipated to occur many years in the future and may require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities. With the passage of time and resulting reduction in estimation risk, the provisions are released into income.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Actuarial Policies (Cont’d)

Reinsurance is used to limit exposure to large losses on life and disability products. The Board approves the Company’s individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Actuarial liabilities are shown net of ceded reinsurance. Although reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders.

The significant actuarial policies and assumptions are summarized below.

MORTALITY

Mortality refers to the rate at which death occurs for a defined group of people. Insurance mortality is generally based on the Company’s average five-year experience. For annuities, Company experience is combined with industry experience, since the Company’s own experience is insufficient to be statistically reliable. Assumed future mortality rates on annuities are adjusted to reflect expected improvements in mortality. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might occur.

MORBIDITY

Morbidity refers to the disability rate for a defined group of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada, morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. In the United States and the United Kingdom, both industry and Company experience is used because the Company’s own experience is not sufficient to set a reliable assumption.

INVESTMENT RETURN

The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of assets backing the liabilities, the Company does cash flow testing using a set of plausible future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Whenever needed, specific assumptions are made for cyclical credit risks that exceed the long-term expectation. The actuarial liability is at least as great as that determined under the worst of the prescribed scenarios as defined by the standards of the Canadian Institute of Actuaries. Deferred net realized gains are taken into account in establishing the actuarial liabilities.

POLICY LAPSE RATES

Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. Assumptions for lapse experience on life insurance are generally based on the Company’s average five-year experience. Lapse rates vary by plan, age at issue, method of premium payment and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.

OPERATING EXPENSES AND INFLATION

Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overhead. Expense assumptions are mainly based upon recent Company experience using an internal expense allocation methodology. The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries.

PROVISION FOR POLICYHOLDER DIVIDENDS

An amount equal to the policyholder dividends expected to be allotted to policyholders over the next twelve months is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of future policyholder dividends beyond the next twelve months. Both liabilities are determined taking into account the scale of dividends approved by the Board and the expectation that future dividends will be adjusted to reflect future experience.

ROLE OF THE APPOINTED ACTUARY

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2002 analysis tested the capital adequacy of the Company until December 31, 2006 under various adverse economic and business conditions.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Changes in Accounting Policies

Goodwill and Other Intangible Assets: The Company adopted prospectively the CICA Handbook Section 3062, Goodwill and Other Intangible Assets, on January 1, 2002. This standard requires that indefinite-life intangible assets and goodwill not be amortized. If goodwill had not been amortized in 2001 and 2000, net income for the years ended December 31, 2001 and 2000 would have been increased by the amortization expense of $19 and $18, respectively.

This standard also requires that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis. In the first step of the goodwill impairment test, the fair value of each reporting unit is compared to its carrying value to identify if the carrying value is in excess of the fair value. In the second step of the impairment test, the fair values of the reporting units that have potential impairment are allocated to the fair values of their identifiable net assets and the remaining unallocated balances are the fair values of the goodwill. If the carrying values of the goodwill are greater than the fair values, the excesses are recorded as impairment losses.

The Company completed the first steps of the transitional and annual impairment tests for goodwill as at January 1 and June 30, 2002 and determined that none of the goodwill balances were impaired. Therefore, the second steps of these impairment tests were not required to be performed. If any impairment losses had arisen from the transitional impairment test, they would have been recognized as a change in accounting policy and recorded as an adjustment to the opening retained earnings. Impairment losses, if any, arising from the annual impairment tests will be charged to income.

Stock-Based Compensation and Other Stock-Based Payments: The Company adopted prospectively CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, on January 1, 2002. The new Section requires that direct awards of stocks be accounted for using the fair value method. It also requires that stock appreciation rights (SAR) to be settled in cash be recorded as liabilities for the difference between the option price and quoted market price of the stocks. SAR to be settled by equity instruments are to be measured using the fair value method or in a manner similar to the accounting for SAR settled in cash. The new Section encourages, but does not require, the use of the fair value method to account for all other stock-based transactions with employees.

Effective January 1, 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method on a prospective basis. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to share capital. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and share capital is reversed. When options are exercised, the proceeds received by the Company are credited to share capital in the consolidated statements of equity. The adoption of the fair value method for options granted since January 1, 2002 for purposes other than a business acquisition resulted in a reduction in net income of $21 and a reduction in basic and diluted earnings per share of $0.03 per share for year ended December 31, 2002.

Disposal of Long-Lived Assets and Discontinued Operations: The Company adopted in the fourth quarter of 2002 CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, effective January 1, 2002 for transactions occurring on or after January 1, 2002 and discontinued operations existing at that date. This standard establishes the accounting requirements for long-lived assets to be disposed of by sale and discontinued operations and requires that those long-lived assets be measured at the lower of their carrying amounts or fair values less costs to sell. It broadens the reporting of discontinued operations to include all components of an entity with operations and cash flows that can be distinguished from the rest of the Company. Discontinued operations will no longer include future operating losses, other than to the extent they are included in the fair value of the asset. As a result of adopting this standard, the Company has reclassified revenues, expenses and cash flows of its accident and health reinsurance and guaranteed minimum income benefit businesses to continuing operations for 2000, 2001 and 2002, as this line of business no longer qualifies as a discontinued operation. However, Clarica U.S., Inc. (Clarica U.S.) met the requirements to be classified as a discontinued operation, based upon the formal plan of disposal approved in 2002 and its designation as a held-for-sale investment. The sale of Clarica U.S. was concluded on January 7, 2003 as described in Note 4.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Impaired Loans: The Company will apply the new accounting requirements in CICA Handbook Section 3025, Impaired Loans, to assets foreclosed on or after May 1, 2003. A long-lived foreclosed asset is classified as held for sale only if certain criteria in the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, are met. A long-lived foreclosed asset classified as held for sale is measured at fair value less cost to sell. Foreclosed assets, other than long-lived assets that meet the criteria to be classified as held for sale, are initially measured at fair value. When the initial carrying amount of the foreclosed asset is different from the carrying amount of the loan, a gain or loss will be recorded at the time of foreclosure. The Company will determine the impact of this new requirement on the consolidated balance sheets and consolidated statements of operations when foreclosures occur in 2003.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Changes in Accounting Policies (Cont’d)

Impairment of Long-Lived Assets: The Company will adopt Impairment of Long-Lived Assets, CICA Handbook Section 3063, on January 1, 2004. Under this standard, the impairment test of long-lived assets is a two-step process with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value. An asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. The Company does not expect this standard to have a material effect on the consolidated financial statements.

Hedging Relationships: The Company will adopt Hedging Relationships, CICA Handbook Accounting Guideline 13, on January 1, 2004. This Accounting Guideline requires that all conditions with respect to identification, documentation, designation and effectiveness of hedges be satisfied before companies choose to use hedge accounting. These conditions are applicable to hedges existing on or after January 1, 2004. The Company will determine the impact of implementing this accounting guideline on the consolidated balance sheets and consolidated statements of operations in 2003.

Consolidation of Special-Purpose Entities: CICA issued a draft Accounting Guideline “Consolidation of Special-Purpose Entities” on August 1, 2002. The proposed guideline addresses the principles for determining when an entity includes assets, liabilities and results of activities of a special purpose entity in its consolidated financial statements. The impact of this proposed guideline on the consolidated financial statements has not yet been determined as the proposed guideline is still under development.

4.	Acquisitions, Disposals and Subsequent Event

Effective May 29, 2002, the Company acquired all the outstanding common shares of Clarica Life Insurance Company (Clarica) that were not already beneficially owned by the Company as general fund assets for an ascribed price of $51.28 per Clarica common share, and Clarica became a wholly-owned subsidiary of Sun Life Financial Services of Canada Inc. The business acquired includes both general and segregated funds business. Clarica was one of the largest life insurance companies in Canada, offering a wide range of life and health insurance, wealth management products and other financial services to both individuals and corporations. This acquisition strengthened the Company’s position as a market leader in the Canadian life insurance industry and the Company expects to achieve cost synergies through economies of scale. Effective December 31, 2002, Clarica amalgamated with Sun Life Assurance Company of Canada and the amalgamated company continues to operate under the name of “Sun Life Assurance Company of Canada”.

The acquisition was completed by way of a capital reorganization of Clarica pursuant to which holders of Clarica common shares received 1.5135 common shares of Sun Life Financial Services of Canada Inc. for each Clarica common share held. Approximately 185 million common shares of Sun Life Financial Services of Canada Inc. were issued at an ascribed price of $33.88 per share based on a volume-weighted average closing price of the common shares for the period from December 13 to 19, 2001. The common shares of Clarica that were beneficially owned by the Company as general fund assets had a carrying value of $540 at the date of acquisition. In addition, all the unvested Clarica stock options vested immediately prior to the closing date and on May 29, 2002, these Clarica stock options were exercisable to acquire approximately 5 million common shares of Sun Life Financial Services of Canada Inc. as described in Note 23. The Company recorded $48 as part of the purchase consideration and share capital, representing the fair value of the outstanding Clarica stock options based on the average share price of Clarica from December 13 to 19, 2001.

The total goodwill balance of Clarica has been recorded in the Canadian and U.S. segments and is not deductible for tax purposes. The acquired intangible assets include sales potential of the field force of $500 and asset administration contracts of $140 that are subject to amortization and fund management contracts of $250 and brand name of $60 that are not subject to amortization. Sales potential of the field force and asset administration contracts are amortized on a straight-line basis over the projected economic lives of 40 and 25 years, respectively. Other liabilities and actuarial liabilities acquired include $306 for the elimination of duplicate systems and operations, staff reductions, employee relocation, closure of facilities and transaction costs. During the year ended December 31, 2002, payments of $155 were charged against these expected future costs. As at December 31, 2002, the remaining balance of these costs was $151.

The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of Clarica, as if the transaction had been completed at the beginning of each year. This information is calculated by combining the results of operations of the Company for 2002 and 2001 with that of Clarica prior to the acquisition date and adjusting for the amortization of Clarica’s identifiable intangible assets, net of taxes ($7 in 2002 and $15 in 2001) and the elimination of amortization of net unrealized gains and deferred net realized gains as a result of fair value adjustments to the assets and liabilities of Clarica, net of taxes ($13 in 2002 and $31 in 2001). The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of each respective year or what may be obtained in the future.

Supplemental unaudited pro forma condensed information:

	2002	2001

Revenue	$25,217	$21,819
Shareholders’ net income	$1,186	$1,250
Weighted average number of shares outstanding (in millions)	618	609
Basic earnings per share	$1.92	$2.05
Shareholders’ net income on a diluted basis	$1,186	$1,250
Weighted average number of shares outstanding on a diluted basis (in millions)	618	610
Diluted earnings per share	$1.92	$2.05

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Acquisitions, Disposals and Subsequent Event (Cont’d)

Effective July 25, 2002, the Company acquired approximately 71 million common shares of CI Fund Management Inc. (CI) in exchange for all the shares of Spectrum Investment Management Limited (Spectrum) and Clarica Diversico Ltd. (Diversico). The 71 million common shares of CI were valued at the weighted average price of $9.15 per share on July 24, 2002. These common shares, together with those that were already beneficially owned by the Company as general fund assets, represented a 31% economic interest in CI on July 25, 2002. The Company recorded a gain of $177 before taxes in net investment income for the sales of the two subsidiaries. Previously unrecognized net capital losses were used to fully offset the tax on the gain. The acquired intangible asset consists of fund management contracts of $510 that are not subject to amortization. CI is an independent investment management company in Canada with a wide range of investment funds and has assumed the responsibilities for the management and administration of the retail segregated funds of the Company. The Company has entered into a strategic distribution agreement giving Clarica agents and managers access to CI products. The investment is accounted for using the equity method of accounting and is included in other invested assets on the consolidated balance sheets.

The Company concluded that there was not a clear strategic fit between Clarica U.S. and the Company’s U.S. operations. On October 22, 2002, the Company announced that Clarica had signed a definitive agreement for the sale of Clarica U.S. to Midland National Life Insurance Company for approximately $452 in cash, which amount included repayment of approximately $76 of existing Clarica U.S. debt. The sale transaction closed on January 7, 2003. A loss of $48 on the sale of Clarica U.S. was accrued in 2002. As a result of the plan of disposal, Clarica U.S. is being accounted for as a discontinued operation as described in Note 5.

Effective December 7, 2001 and November 30, 2001, respectively, the Company sold all the common shares of SLC Asset Management Limited (SLCAM), an asset management company, together with two affiliated companies, and all the common shares of Sun Bank plc (SB), a bank specializing in mortgage and savings products. The sale of SLCAM and its affiliated companies resulted in a reduction in segregated fund net assets in respect of funds invested for third party pooled pension customers. The gains on sales of the United Kingdom subsidiaries were $195 before related taxes of $70 and these gains were included in net investment income. Proceeds from the sales of the subsidiaries were used for general corporate purposes. The proceeds presented in this note are net of disposition costs of $34 and $7 for SLCAM and SB, respectively. These costs were primarily professional fees, commissions and the impact on actuarial liabilities.

Effective October 31, 2001, the Company acquired all the outstanding common shares of Keyport Life Insurance Company (Keyport) and Independent Financial Marketing Group, Inc. (IFMG) for a cash payment of U.S.$1,702. Keyport is a Boston-based insurance company providing a diversified line of fixed, indexed and variable annuity products and IFMG is a leading third-party marketer of insurance and investment products to retail customers through banks in the United States. The business acquired includes both general and segregated funds business. The acquisition complements the Company’s product array and its distribution capabilities. In 2002, adjustments were made to the purchase price allocations of Keyport and IFMG. This resulted in an increase in other assets, goodwill, actuarial liabilities and other liabilities of $108, $30, $102 and $11, respectively, and a decrease in invested assets of $25. The goodwill of Keyport and IFMG was allocated to the SLF United States segment, of which $323 is expected to be deductible for tax purposes.

On April 10, 2000, the sale of the reinsurance business closed.

Effective March 1, 2000, the Company sold all the common shares of Sun Life Trust Company (SLT), a Canadian deposit taking, mortgage lending and trust services company. Proceeds from the sale, net of applicable taxes, recovered SLT’s carrying value.

The transactions are summarized below:

	Acquisitions				Disposals

				Keyport/
	CI	Clarica		IFMG	Spectrum	Diversico	SLCAM	SB	SLT

Percentage of shares acquired/disposed of	31%	100%		100%	100%	100%	100%	100%	100%
Net balance sheet assets acquired/disposed of
Invested assets acquired/disposed of	$23	$31,693		$22,479	$9	$2	$67	$2,604	$1,929
Other assets acquired/disposed of	722	2,672		1,436	96	315	41	37	52

	745	34,365		23,915	105	317	108	2,641	1,981

Actuarial liabilities and other policy liabilities acquired/disposed of	—	24,787		22,656	—	—	—	—	—
Amounts on deposit acquired/disposed of	—	1,277		—	—	—	—	2,417	1,739
Other liabilities acquired/disposed of	231	5,093	(1)	493	36	4	41	100	77

	231	31,157		23,149	36	4	41	2,517	1,816

	$514	$3,208		$766	$69	$313	$67	$124	$165

Considerations:
Common shares issued or exchanged	$571	$6,284		$—	$249	$322	$—	$—	$—
Carrying value of investments in acquiree’s shares	36	540		—	—	—	—	—	—
Fair value of outstanding Clarica stock options	—	48		—	—	—	—	—	—
Transaction and other related costs	—	57		—	(7)	(5)	—	—	—
Cash cost of acquisition/net proceeds of disposal	—	—		2,744	—	—	242	144	160

	$607	$6,929		$2,744	$242	$317	$242	$144	$160

Goodwill on acquisition/pre tax gain (loss) on sale	$93	$3,721		$1,978	$173	$4	$175	$20	$(5)

Cash and cash equivalents acquired (disposed of) from continuing and discontinued operations		$2,816		$919	$(8)	$(2)	$(23)	$—	$—

(1)	Other liabilities acquired included subordinated debt of $746 and preferred shares of $160.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Discontinued Operations

The Company discontinued its reinsurance operations in 1999. In conjunction with the early adoption of CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, the Company has reclassified revenues, expenses and cash flows of the accident and health reinsurance and guaranteed minimum income benefit businesses from discontinued operations to continuing operations for 2000, 2001 and 2002. However, Clarica U.S. met the requirements to be classified as a discontinued operation, based upon the formal plan of disposal approved in 2002 and its designation as a held-for-sale investment. The sale of Clarica U.S. was concluded on January 7, 2003 as described in Note 4.

The components of the $36 loss from discontinued operations shown in the consolidated statements of operations are as follows:

2002

REVENUE	$945
EXPENSES	923

Net operating income before income taxes	22
Income taxes expense	10

Net operating income	12
Gain (loss) on sale of Clarica U.S.	(48)

Income (loss) from discontinued operations, net of income taxes	$(36)

The following amounts relating to discontinued operations are included in the consolidated balance sheets:

2002

ASSETS
Invested assets	$5,103
Other assets	227

Total assets	$5,330

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$4,373
Other liabilities	497
Equity	460

Total liabilities and equity	$5,330

6.	Reorganization of the United Kingdom Operations

In February 2001, the Board approved a reorganization of the Company’s United Kingdom operations. As a result, the Company decided to exit the direct sales force distribution channel and significantly reduce the scale of its operations by the end of 2003. During 2001, severance, asset write-offs and other related costs of $195 were expensed as part of the operating expenses in the consolidated statements of operations.

On January 14, 2002, the Company announced an agreement with the Marlborough Stirling group to outsource the administration of the Company’s individual life and pension business in the United Kingdom which had already been closed for new business. During 2002, expenses related to the outsource contract, closed branches, contract cancellations, system migrations and other related costs of $88 were included in the operating expenses in the consolidated statements of operations. Cost savings relating to exiting the direct sales force distribution channel and outsourcing the administrative function were realized in 2001 and 2002. As at December 31, 2002, the accruals for the reorganizational costs were $49 ($33 in 2001).

SUBSEQUENT EVENT

On January 13, 2003, the Company announced that it had signed a definitive agreement to sell its United Kingdom group insurance business to Unum Limited (UnumProvident), a United Kingdom subsidiary of UnumProvident Corporation. Under the agreement, UnumProvident will acquire the Company’s United Kingdom group income protection business together with the renewal rights to the group life business. Subject to regulatory approval in the United Kingdom, the sale is expected to close in the first quarter of 2003.

7.	Restructuring and Other Related Charges

In conjunction with the acquisition of Clarica, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance and Clarica. The combined Canadian operation is headquartered in Waterloo, Ontario. It is anticipated that approximately 1,800 positions will be eliminated between the two companies. The Company expects the restructuring to be substantially completed by the end of 2003. The Company has recorded a pre-tax charge of $315 ($217 net of taxes) related to Sun Life Assurance in 2002. This reflected both required increases in actuarial liabilities and a charge for restructuring costs. These costs cover future increased renewal commission expenses, severance, eliminating duplicate systems, facilities and operations, as well as other exiting costs. The total costs related to increased future renewal commissions, reflected primarily in the actuarial liabilities, was $103 ($70 net of taxes). In addition, the purchase equation of Clarica also recognized similar required increases in actuarial liabilities and restructuring costs totalling $343. In total, the Company anticipates incurring $555 of costs related to the integration, other than commissions, in the 19 months to December 31, 2003.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Restructuring and Other Related Charges (Cont’d)

As at December 31, 2002, the remaining balance on these expected future costs was as follows:

	2002

	Expected Future Costs	Amount Utilized	Ending Balance

Costs of eliminating duplicate systems	$136	$58	$78
Costs of eliminating duplicate operations	140	53	87
Compensation costs	146	37	109
Transaction costs	107	104	3
Costs of consolidating facilities	26	2	24

Total	$555	$254	$301

8.	Demutualization

Sun Life Assurance Company of Canada was organized as a mutual life insurance company until March 22, 2000. On that date, Sun Life Assurance Company of Canada converted to a stock life insurance company with common shares following the approvals of its plan to demutualize by policyholders and the Minister of Finance (Canada). Sun Life Financial Services of Canada Inc. was incorporated on August 5, 1999 under the Insurance Companies Act of Canada and on March 22, 2000, became an insurance holding company owning all of the outstanding shares of Sun Life Assurance Company of Canada. To effect the conversion, Sun Life Financial Services of Canada Inc. issued a total of 400 million common shares, of which 46 million common shares were issued to underwriters at $12.50 per share and 97 million common shares were sold in a secondary offering on behalf of certain eligible participating policyholders outside Canada who elected, or were otherwise required, to sell their common shares under the terms of demutualization. The remaining 257 million common shares were issued to certain participating policyholders. Proceeds from the common shares issued to the underwriters amounted to $576 and were used to fund payments to certain participating policyholders at demutualization. External costs in respect of demutualization of $114 after taxes were treated as a capital transaction and were deducted from the surplus of Sun Life Assurance Company of Canada. All underwriting commissions and offering costs of issuing common shares of $43 after taxes were treated as a capital transaction and deducted from the share capital of Sun Life Financial Services of Canada Inc.

In connection with the initial public offering, Sun Life Financial Services of Canada Inc. granted the underwriters over-allotment options to purchase up to 22 million common shares from treasury at a price of $12.50 per share. The over-allotment options were exercisable for a period of 30 days after the closing of the offering. These options were fully exercised and the common shares were issued on April 4, 2000 for total proceeds of $268, less underwriting costs of $6 after taxes. The proceeds were used for general corporate purposes.

On demutualization, Sun Life Assurance Company of Canada allocated sufficient assets for individual participating policies sold prior to demutualization to meet contractual obligations, to protect policyholders’ reasonable expectations in respect of future policy dividends and to meet other non-guaranteed policy benefits. These assets and earnings on this business are not available to the shareholders.

To support the participating policies that Sun Life Assurance Company of Canada expected to issue over at least the five-year period after demutualization, initial capital of $84 was allocated from the shareholders’ account. Subject to regulatory approval, the capital of $84 with accrued interest may generally be transferred to the shareholders’ account if the capital is no longer required to support the new participating policies after the five-year period.

SUBSEQUENT EVENT

In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Services of Canada Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) will be cancelled on February 22, 2003. The unclaimed demutualization benefits that will be cancelled on February 22, 2003 include approximately 3 million common shares of Sun Life Financial Services of Canada Inc., accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.

9.	Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, M.F.S., SLF United Kingdom, SLF Asia and other. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments has its own management and all of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management and annuities), protection services (life and health insurance, life retrocession and financial reinsurance) and other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Segmented Information (Cont’d)

Other operations include the accident and health reinsurance operations and those operations for which management responsibility resides in head office. Net income (loss) from continuing operations in this category is shown net of certain expenses borne centrally. As Clarica U.S. has been discontinued, revenue, expenses and net income (loss) from continuing operations do not include these results. However, the assets of the discontinued operation are included in SLF United States’ assets.

Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue consists of interest of $306 in 2002 ($140 in 2001 and $141 in 2000) and fee income of $68 in 2002 ($48 in 2001 and $33 in 2000). The major non-cash item is the change in actuarial liabilities which is separately disclosed.

The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

	Results by segment for the years ended December 31

		United States
				United			Consolidation
	Canada	Sun Life	M.F.S.	Kingdom	Asia	Other	Adjustments	Total

2002
Revenue	$6,563	$11,877	$1,979	$1,828	$661	$567	$(374)	$23,101
Change in actuarial liabilities	$535	$2,500	$—	$168	$293	$326	$—	$3,822
Interest on claims and deposits	$74	$29	$—	$2	$30	$—	$—	$135
Interest expenses	$77	$154	$29	$28	$—	$211	$(307)	$192
Income taxes (benefit)	$191	$38	$109	$(18)	$11	$(233)	$—	$98
Net income (loss) from continuing operations	$514	$360	$174	$190	$24	$(229)	$—	$1,033
2001
Revenue	$3,855	$7,811	$2,273	$2,067	$464	$533	$(188)	$16,815
Change in actuarial liabilities	$552	$675	$—	$298	$136	$36	$—	$1,697
Interest on claims and deposits	$47	$21	$—	$121	$28	$1	$—	$218
Interest expenses	$36	$69	$31	$31	$—	$141	$(140)	$168
Income taxes (benefit)	$106	$25	$144	$(7)	$5	$33	$—	$306
Net income (loss) from continuing operations	$207	$226	$231	$180	$20	$17	$—	$881
2000
Revenue	$3,946	$7,159	$2,382	$2,260	$413	$560	$(174)	$16,546
Change in actuarial liabilities	$245	$894	$—	$349	$115	$8	$—	$1,611
Interest on claims and deposits	$69	$17	$—	$125	$27	$2	$—	$240
Interest expenses	$34	$64	$29	$37	$—	$136	$(141)	$159
Income taxes (benefit)	$131	$28	$176	$24	$12	$15	$—	$386
Net income (loss) from continuing operations	$195	$228	$256	$119	$27	$(23)	$—	$802

	Assets by segment as at December 31

		United States
				United			Consolidation
	Canada	Sun Life	M.F.S.	Kingdom	Asia	Other	Adjustments	Total

2002
General fund assets	$50,242	$54,154	$1,424	$12,610	$2,147	$3,948	$(1,087)	$123,438
Segregated funds net assets	$19,029	$26,519	$—	$7,204	$3	$—	$—	$52,755
Other assets under Management	$19,878	$2,628	$177,960	$—	$79	$—	$(16,138)	$184,407
2001
General fund assets	$17,707	$44,938	$1,762	$12,238	$1,830	$2,396	$(543)	$80,328
Segregated funds net assets	$8,706	$31,746	$—	$8,091	$1	$—	$—	$48,544
Other assets under Management	$26,092	$1,833	$218,401	$—	$21	$—	$(23,472)	$222,875
2000
General fund assets	$17,659	$16,790	$1,787	$14,117	$1,465	$3,470	$(278)	$55,010
Segregated funds net assets	$8,720	$28,922	$—	$11,891	$—	$—	$—	$49,533
Other assets under Management	$24,153	$1,588	$221,045	$3,653	$7	$—	$(26,456)	$223,990

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Segmented Information (Cont’d)

The following table shows revenue, net income from continuing operations and assets by territory for the Company’s other operations:

	2002	2001	2000

Revenue:
United States	$181	$231	$424
Other countries	386	302	136

Total revenue	$567	$533	$560

Net income (loss) from continuing operations:
United States	$(241)	$28	$(1)
Other countries	12	(11)	(22)

Total net income (loss) from continuing operations	$(229)	$17	$(23)

Assets:
General funds:
United States	$1,160	$861	$2,337
Other countries	2,788	1,535	1,133

Total assets	$3,948	$2,396	$3,470

10.	Fair Value of Financial Instruments

The fair values of the Company’s financial instruments are shown in the following table. For completeness, all other general funds assets and liabilities, subordinated debt and cumulative capital securities are also included.

The difference between the fair values of tangible assets and liabilities, detailed below, should not be used as an estimate of the market value of the Company.

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

ASSETS
Bonds	$73,423	$77,597	$48,077	$49,311
Mortgages	15,799	17,072	8,622	9,144
Stocks	4,221	3,104	4,882	4,370
Real estate	3,223	3,437	2,316	2,550
Policy loans	3,390	3,390	2,408	2,408
Cash, cash equivalents and short-term securities	7,152	7,152	4,809	4,809
Other invested assets	3,336	3,297	2,150	2,171

Invested assets	110,544	115,049	73,264	74,763
Future income taxes	1,032	549	968	639
Other assets excluding future income taxes	11,862	11,862	6,096	6,096

Total general fund assets	$123,438	$127,460	$80,328	$81,498

LIABILITIES
Actuarial liabilities	$87,165	$93,407	$57,858	$61,852
Amounts on deposit	3,262	3,287	1,898	1,898
Policy benefits payable	1,683	1,683	864	864
Provision for policyholder dividends	1,014	1,014	805	805
Deferred net realized gains	3,456	—	3,744	—
Future income taxes	382	493	329	529
Other liabilities excluding future income taxes	7,289	7,289	4,332	4,332

Total general fund liabilities	$104,251	$107,173	$69,830	$70,280

Subordinated debt	$1,974	$2,111	$776	$815

Cumulative capital securities of a subsidiary	$948	$1,008	$954	$968

Derivative financial instruments (Note 11)	$—	$130	$—	$37

A significant portion of any difference between fair values and carrying values relates to assets that are matched to liabilities as to duration, within specified limits. If these assets are sold before maturity, the Company will reinvest the proceeds to ensure there are sufficient assets to match liabilities. Consequently, changes in the fair values of assets backing liabilities will tend to be offset by changes in the fair values of those liabilities.

In an exchange of financial instruments, “fair value” refers to the amount that would be agreed upon between willing knowledgeable parties. Consequently the estimated fair values do not necessarily represent the values for which these financial instruments could have been sold at the dates of the consolidated balance sheets. The methods and assumptions used to estimate fair value are given below.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Fair Value of Financial Instruments (Cont’d)

Items with fair value equal to carrying value: Due to their nature, the fair values of policy loans, cash and cash equivalents, other assets excluding future income taxes, policy benefits payable, provision for policyholder dividends and other liabilities excluding future income taxes are assumed to be equal to their carrying values. The carrying value of goodwill is included in the “other assets excluding future income taxes” line in this note.

Bonds: For publicly traded bonds, fair value is determined using quoted market prices. For bonds without a readily ascertainable market price, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity.

Mortgages: Fair value of mortgages is determined by discounting the expected future cash flows using current market interest rates for mortgages with similar credit risks and terms to maturity.

Stocks: Fair value of stocks is based on quoted market prices, usually the last trade values.

Real estate: Fair value of real estate is determined by referring to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates.

Short-term securities: Fair value of short-term securities is based on market yields.

Other invested assets: Fair value is determined by reference to market prices for similar investments.

Future income taxes: Fair value of future income taxes represents the amount that would be recognized on the balance sheet if the financial instruments were measured at fair value.

Actuarial liabilities: Fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities.

Amounts on deposit: Fair value of fixed rate deposits is determined by discounting the expected future cash flows using current market interest rates for similar deposits. For amounts on deposit with no stated maturity, fair value is equal to carrying value.

Deferred net realized gains: When financial assets and liabilities are measured at fair value, deferred net realized gains no longer exist.

Subordinated debt: Fair value is based on market prices for the same or similar instruments as appropriate.

Cumulative capital securities of a subsidiary: Fair value of the cumulative capital securities is based on market prices for those instruments.

Derivative financial instruments: Fair values of interest rate contracts and foreign exchange contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the values of the underlying securities or indices.

11. Invested Assets and Derivative Financial Instruments

CONTRACTUAL MATURITIES

The contractual maturities of bonds at December 31 is shown below. The interest rate risk, which is the potential for financial loss due to interest rate fluctuations, is included in Note 13.

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Due in one year or less	$2,974	$3,017	$1,717	$1,728
Due in years two through five	18,642	19,439	10,330	10,526
Due in years six through ten	16,260	17,256	11,008	11,366
Due after ten years	23,687	25,794	15,776	16,535
Asset-backed securities	11,860	12,091	9,246	9,156

Total bonds	$73,423	$77,597	$48,077	$49,311

Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because of the Company’s right to call or the borrower’s right to prepay obligations, with or without call or prepayment penalties. Asset-backed securities, which are not due at a single maturity date, are shown separately.

At December 31, 2002, scheduled mortgage loan maturities before any allowances are as follows: 2003 — $2,027; 2004 — $996; 2005 — $1,010; 2006 — $1,552; 2007 — $1,586; and $8,691 thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Invested Assets and Derivative Financial Instruments (Cont’d)

UNREALIZED GAINS AND LOSSES

Bonds are carried at amortized cost, net of allowances for losses, in the consolidated financial statements. Gross unrealized gains and losses on bonds are not brought into income nor are they included in the carrying value. The fair value is determined as described in Note 10. Gross unrealized gains (losses) on bonds, issued or guaranteed by the following parties, are as follows:

	2002

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$6,110	$281	$(2)	$6,389
Canadian provincial and municipal governments	5,280	587	(8)	5,859
U.S. Treasury and other U.S. agencies	3,024	176	(2)	3,198
Other foreign governments	3,901	293	(4)	4,190
Corporate	43,248	3,389	(767)	45,870
Asset-backed securities	11,860	418	(187)	12,091

Total bonds	$73,423	$5,144	$(970)	$77,597

	2001

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$1,970	$69	$(5)	$2,034
Canadian provincial and municipal governments	2,598	293	(25)	2,866
U.S. Treasury and other U.S. agencies	1,574	28	(15)	1,587
Other foreign governments	3,495	144	(57)	3,582
Corporate	29,194	1,184	(292)	30,086
Asset-backed securities	9,246	24	(114)	9,156

Total bonds	$48,077	$1,742	$(508)	$49,311

Gross unrealized gains (losses) on stocks are as follows:

			Gross	Gross	Estimated
	Carrying	Original	Unrealized	Unrealized	Fair
	Value	Cost	Gains	(Losses)	Value

Total 2002	$4,221	$3,159	$400	$(455)	$3,104

Total 2001	$4,882	$3,666	$992	$(288)	$4,370

Stocks are originally recorded at cost. The carrying value of stocks in the consolidated financial statements is adjusted annually by 15% of the difference between market value and previously adjusted carrying value. The total amount of unrealized gains and losses for stocks and real estate taken into income in the year is shown in the Net Investment Income section of this note.

CREDIT AND CONCENTRATION RISK MANAGEMENT

Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest or principal when due. The Company controls credit risk through detailed credit and underwriting policies, as well as counterparty exposure limits.

It is the Company’s policy to diversify all investment portfolios. Except for sovereign country issuers where the Company carries on business or for issuers where the Board has granted specific approval, Company policy limits credit exposure to 4% of consolidated equity invested in any single issuer and to 8% of consolidated equity invested in any associated group of issuers.

Investment grade bonds are those rated BBB and above. The Company’s bond portfolio has 96.2% (94.5% in 2001) invested in investment grade bonds based on carrying value.

The Company’s mortgage loans, stocks and real estate investments are diversified by type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related property and generally do not exceed 75% of the value of the property at the time the original loan is made.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Invested Assets and Derivative Financial Instruments (Cont’d)

The Company’s investments in bonds, mortgages, stocks and real estate are shown in the tables below:

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Bonds by investment grade:
AAA	$23,483	$24,573	$13,812	$13,951
AA	8,951	9,817	5,324	5,692
A	20,252	21,670	13,444	13,955
BBB	17,918	18,856	12,845	13,083
BB & lower	2,819	2,681	2,652	2,630

Total bonds	$73,423	$77,597	$48,077	$49,311

Breakdown of bonds, mortgages, stocks and real estate by geographic location, as opposed to reportable segment, is as follows:

	2002

		Mortgages
	Bonds by			Stocks by	Real
	Issuer Country	Non-residential	Residential	Issuer Country	Estate

Canada	$24,922	$5,993	$4,106	$734	$1,885
United States	36,818	5,180	188	1,036	946
United Kingdom	8,083	331	1	2,236	390
Other	3,600	—	—	215	2

Total	$73,423	$11,504	$4,295	$4,221	$3,223

	2001

		Mortgages
	Bonds by			Stocks by	Real
	Issuer Country	Non-residential	Residential	Issuer Country	Estate

Canada	$9,992	$2,062	$1,763	$1,088	$921
United States	28,495	4,339	142	1,033	879
United Kingdom	6,724	315	1	2,185	513
Other	2,866	—	—	576	3

Total	$48,077	$6,716	$1,906	$4,882	$2,316

*      Residential mortgages include mortgages for single and multiple family dwellings.

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Real estate by type:
Held for investment	$3,205	$3,415	$2,294	$2,521
Held for sale	18	22	22	29

Total real estate	$3,223	$3,437	$2,316	$2,550

ALLOWANCES FOR LOSSES ON INVESTED ASSETS

The Company has impaired invested assets and foreclosed properties held for sale with specific allowances, and other sectoral allowances, at December 31, as follows:

		2002		2001

		Carrying Value		Carrying Value
		before Allowance		before Allowance
		for Impaired	Allowances	for Impaired	Allowances
		Invested Assets	for Losses	Invested Assets	for Losses

Mortgages
- impaired, with allowance for losses		$57	$12	$15	$5
- impaired, with no allowance for losses		30	—	17	—
- sectoral allowance		—	51	—	55
Bonds	- specific allowance	815	305	210	17
	- sectoral allowance	—	112	—	49
Foreclosed properties	- specific allowance	18	1	17	4
Other	- specific allowance	32	14	1	1

Total		$952	$495	$260	$131

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Invested Assets and Derivative Financial Instruments (Cont’d)

Changes in the allowances for losses are as follows:

	2002			2001			2000

			Foreclosed			Foreclosed			Foreclosed
			Properties			Properties			Properties
	Mortgages	Bonds	and Other	Mortgages	Bonds	and Other	Mortgages	Bonds	and Other

Balance, January 1	$60	$66	$5	$56	$108	$10	$93	$50	$8
Provision for losses
- continuing operations	(4)	366	4	10	(8)	2	3	113	(9)
Provision for losses
- discontinued operations	(2)	—	1	—	—	—	—	—	—
Write-offs, net of recoveries	9	(13)	5	(3)	(39)	(6)	(11)	(57)	11
Currency translation adjustment	—	(2)	—	2	5	—	1	2	—
Dispositions	—	—	—	(5)	—	(1)	(30)	—	—

Balance, December 31	$63	$417	$15	$60	$66	$5	$56	$108	$10

At December 31, 2002, the carrying value of bonds, mortgages and real estate, including any specific allowances, which were non-income producing for the preceding twelve months was $46 ($207 in 2001).

At December 31, 2002 and 2001, mortgages with scheduled payments which were 90 days or more in arrears were $65 (0.4% of total mortgages) and $32 (0.4% of total mortgages), respectively, before any allowances.

During 2002 and 2001, the Company’s weighted average recorded investment in impaired mortgage loans, before any allowances, was $67 and $45, respectively. Interest on impaired mortgage loans is recorded as received and was $5 for 2002 and $3 for 2001. Impaired mortgage loans with no allowance for losses are loans for which, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value.

DEFERRED NET REALIZED GAINS

Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The following deferred amounts will be amortized into future net investment income:

	2002	2001

Bonds	$1,832	$1,678
Mortgages	83	62
Stocks	1,450	1,851
Real estate	191	165
Derivatives	(100)	(12)

Total	$3,456	$3,744

Changes in deferred net realized gains are as follows:

	2002	2001

Deferred net realized gains, January 1	$3,744	$3,725
Net realized investments gains (losses) for the period:
Bonds	220	201
Mortgages	43	17
Stocks	(240)	189
Real estate	39	28
Derivatives	(99)	6
Amortization of deferred net realized gains	(433)	(517)
Effect of changes in currency exchange rates	182	95

Deferred net realized gains, December 31	$3,456	$3,744

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. Invested Assets and Derivative Financial Instruments (Cont’d)

NET INVESTMENT INCOME

Net investment income has the following components:

	2002	2001	2000

Interest from:
Bonds	$3,810	$2,248	$1,974
Mortgages	899	852	860
Policy loans	195	119	102
Cash, cash equivalents and short-term securities	122	116	146

Interest income	5,026	3,335	3,082
Dividends from stocks	132	95	103
Real estate income (net)	223	192	182
Amortization of deferred net realized gains	433	517	534
Amortization of unrealized gains and losses	(288)	(66)	14
Other items (net)	219	154	93

	5,745	4,227	4,008
Provisions for losses on investments	(365)	(4)	(107)
Investment expenses and taxes	(99)	(61)	(62)
Impact of discontinued operations	(150)	—	—

Total net investment income	$5,131	$4,162	$3,839

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments to manage risks associated with currency, interest rate and stock market fluctuations. Models are used by the Company to ensure the continuing effectiveness of its hedging strategies. The Company monitors the gap in market sensitivity between assets and liabilities for specific insurance and annuity business segments. That gap is managed within defined tolerance limits by the use of derivative instruments. Derivative positions are reported to the Board quarterly.

Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between two counterparties. The notional amounts of the over-the-counter and exchange-traded contracts are $24,192 ($16,854 in 2001) and $666 ($128 in 2001), respectively. As at December 31, 2002, the Company had assets of $188 ($115 in 2001) pledged as collateral for the derivative contracts. Since counterparty failure in a derivative transaction could render it ineffective for hedging purposes, the Company transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included.

The Company has the following amounts outstanding at December 31:

	2002

			Notional Amounts

	Fair Value		Term to Maturity
						Total	Credit	Risk-
			Under	One to	Over	Notional	Equivalent	Weighted
	Positive	Net	1 year	5 years	5 years	Amount	Amount	Amount

Interest rate contracts	$495	$(294)	$544	$7,788	$6,401	$14,733	$630	$14
Foreign exchange contracts	198	27	740	981	1,894	3,615	397	13
Equity and other contracts	524	397	2,132	1,943	2,435	6,510	1,223	21

Total	$1,217	$130	$3,416	$10,712	$10,730	$24,858	$2,250	$48

	2001

			Notional Amounts

	Fair Value		Term to Maturity
						Total	Credit	Risk-
			Under	One to	Over	Notional	Equivalent	Weighted
	Positive	Net	1 year	5 years	5 years	Amount	Amount	Amount

Interest rate contracts	$121	$(139)	$352	$3,595	$4,243	$8,190	$203	$4
Foreign exchange contracts	19	(66)	513	570	644	1,727	101	4
Equity and other contracts	319	242	1,473	4,262	1,330	7,065	872	27

Total	$459	$37	$2,338	$8,427	$6,217	$16,982	$1,176	$35

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.     Invested Assets and Derivative Financial Instruments (Cont’d)

The positive fair value is the maximum credit risk and represents the cost of replacing the derivative contracts at current market rates. The net fair value is the net unrealized gains or losses of all derivative financial instruments. Fair value of interest rate swap contracts and foreign exchange swap contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of options and financial futures is based on the quoted market price or the value of underlying securities or indices.

The notional amount is the face value of the underlying asset or liability from which the value of the derivative is derived. The credit risk exposure, if the counterparties were to default, is indicated by the cost of replacing, at current market rates, all contracts with a positive fair value as shown above. The credit equivalent amount is the credit risk exposure plus an amount for potential future credit exposure. The risk-weighted amount is a measure of credit risk, which represents the credit equivalent amount weighted according to the nature of the derivative and the creditworthiness of the counterparty. This measure is used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. The credit equivalent and risk-weighted amounts have been determined in accordance with guidelines provided by the OSFI.

SECURITIES LENDING

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the market value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and retained by the lending agent until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market values fluctuate. It is Company practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions. At December 31, 2002, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $1,675 and $1,775, respectively.

LOANS SECURITIZATION

On February 19, 2002, the Company sold commercial mortgages with a carrying value of $497 to a trust which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment in the issued securities. This transaction resulted in a gain of approximately $28 before taxes which was included in deferred net realized gains. In determining the gain on sale of the commercial mortgages, the carrying value of the mortgages sold was allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values were based on the quoted market prices from an independent source.

As at December 31, 2002, the key assumptions of the discounted cash flows models and the sensitivity of the fair values of the retained interests to an immediate 10% and 20% adverse change in key assumptions are as follows:

		2002

	Mortgages	Bonds

Carrying value of retained interests ($95 and $27 in 2001, respectively)	$128	$8
Fair value of retained interests ($86 and $27 in 2001, respectively)	$130	$8
Weighted-average remaining life (in years)	3.8-9.6	9.7
Discount rate	6.0-7.9%	11.1%
Impact on fair value of 10% adverse change	$4	$1
Impact on fair value of 20% adverse change	$7	$1
Anticipated credit losses	0.0%	0.6%
Impact on fair value of 10% adverse change		$1
Impact on fair value of 20% adverse change		$2

The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The credit losses, net of recoveries, of the securitized bond portfolio for 2002 were $23. As at December 31, 2002, the securitized bond portfolio of $24 was 90 days or more past due.

The following table summarizes certain cash flows received from securitization trusts in 2002, 2001 and 2000:

	2002		2001		2000

	Mortgages	Bonds	Mortgages	Bonds	Mortgages	Bonds

Proceeds from new securitizations	$525	$—	$269	$—	$282	$648
Cash flows received on retained interests and servicing fees	$17	$2	$9	$4	$7	$—

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. Other Assets

Other assets consist of the following:

	2002	2001

Accounts receivable	$1,433	$824
Investment income due and accrued	1,326	890
Future income taxes (Note 25)	1,032	968
Deferred acquisition costs	849	1,162
Intangible assets	786	79
Prepaid expenses	536	457
Outstanding premiums	384	242
Capital assets	230	204
Other	419	158

Total other assets	$6,995	$4,984

Amortization of deferred acquisition costs charged to income amounted to $316 in 2002 ($305 and $265 in 2001 and 2000, respectively).

Capital assets are carried at a cost of $630 ($724 in 2001), less accumulated depreciation and amortization of $400 ($520 in 2001). Depreciation and amortization charged to income totalled $75 ($66 and $59 in 2001 and 2000, respectively).

In addition to the goodwill of $5,899 ($2,080 in 2001) shown on the consolidated balance sheets and the intangible assets amount shown above, goodwill of $209 ($123 in 2001) and intangible assets of $510 (nil in 2001) for investments accounted for by the equity method are included in other invested assets. Goodwill amortization was not charged to net investment income and operating expenses during the year ($9 and $10, respectively in 2001 and $10 and $8, respectively in 2000). Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

		United	United
	Canada	States	Kingdom	Asia	Other	Total

Balance, January 1, 2001	$73	$—	$20	$32	$105	$230
Acquisitions	—	2,013	—	—	—	2,013
Amortization	(7)	(2)	(2)	(2)	(6)	(19)
Dispositions	—	—	(18)	—	—	(18)
Effect of changes in currency exchange rates	—	5	—	—	(8)	(3)

Balance, December 31, 2001	66	2,016	—	30	91	2,203
Acquisitions	3,745	199	—	—	—	3,944
Dispositions	(20)	(32)	—	—	—	(52)
Adjustments (Note 4)	—	30	—	—	—	30
Effect of changes in currency exchange rates	—	(9)	—	—	(8)	(17)

Balance, December 31, 2002	$3,791	$2,204	$—	$30	$83	$6,108

Amortization of intangible assets recorded in operating expenses during the year was $17 ($4 in 2001 and $3 in 2000). As at December 31, 2002, the components of the intangible assets included in other invested assets and other assets are as follows:

	2002			2001

	Gross carrying	Accumulated	Net	Gross carrying	Accumulated	Net
	amount	amortization	amount	amount	amortization	amount

Amortized intangible assets:
Sales potential of field force	$400	$6	$394	$—	$—	$—
Asset administration contracts	195	9	186	10	3	7
Banking distribution channel	43	5	38	44	1	43
Other	8	1	7	9	—	9

	646	21	625	63	4	59

Unamortized intangible assets:
Fund management contracts	601	—	601	4	—	4
Brand name	54	—	54	—	—	—
State licenses	16	—	16	16	—	16

	671	—	671	20	—	20

Total intangible assets	$1,317	$21	$1,296	$83	$4	$79

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.     Actuarial Liabilities and Other Policy Liabilities

COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES

The actuarial liabilities and other policy liabilities consist of the following:

	2002

		United	United		Other
	Canada	States	Kingdom	Asia	Operations	Total

Individual participating life	$10,241	$5,959	$4,131	$1,011	$87	$21,429
Individual non-participating life	1,525	8,507	(21)	—	233	10,244
Group life	1,417	132	43	—	—	1,592
Individual annuities	10,769	21,375	20	—	63	32,227
Group annuities	6,441	7,084	3,698	—	—	17,223
Health insurance	3,375	600	395	—	80	4,450

Total actuarial liabilities	33,768	43,657	8,266	1,011	463	87,165
Add: other policy liabilities	820	551	381	77	868	2,697

Actuarial liabilities and other policy liabilities	$34,588	$44,208	$8,647	$1,088	$1,331	$89,862

	2001

		United	United		Other
	Canada	States	Kingdom	Asia	Operations	Total

Individual participating life	$3,335	$5,586	$3,775	$740	$78	$13,514
Individual non-participating life	376	5,257	(23)	—	68	5,678
Group life	710	119	463	—	—	1,292
Individual annuities	3,260	18,655	20	—	—	21,935
Group annuities	3,056	6,609	2,817	—	—	12,482
Health insurance	1,974	547	320	—	116	2,957

Total actuarial liabilities	12,711	36,773	7,372	740	262	57,858
Add: other policy liabilities	271	523	373	73	429	1,669

Actuarial liabilities and other policy liabilities	$12,982	$37,296	$7,745	$813	$691	$59,527

In the above tables, the other operations are primarily business from the accident and health reinsurance operations and the actuarial liabilities were reduced by ceded reinsurance of $1,805 ($953 in 2001). Other policy liabilities consist of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

Policyholder dividends of $856 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($737 and $787 in 2001 and 2000, respectively).

Provisions for adverse deviations from expected assumptions have been included in the actuarial liabilities to recognize the measurement uncertainty inherent in the computation process. In determining these provisions, the Company ensures:

•	When taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption.
•	In total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

These provisions will be reduced and included in future income to the extent that they are no longer required. For group insurance, reductions in provisions may be returned to policyholders as experience rating refunds.

CHANGES IN ACTUARIAL LIABILITIES

Changes in actuarial liabilities during the year are as follows:

	2002	2001

Actuarial liabilities, January 1	$57,858	$32,778
Change in liabilities on in-force business	(3,064)	(126)
Liabilities arising from new policies	7,110	1,823
Changes in intrinsic value of options that hedge the GMDB(1)	(224)	—

Increase in actuarial liabilities	3,822	1,697

Acquisition	23,929	22,554
Discontinued operations	643	—
Changes in intrinsic value of options that hedge the GMDB(1)	224	—
Increases in actuarial liabilities related to the restructuring	104	—
Dispositions and other	(18)	(228)
Effect of changes in currency exchange rates	603	1,057

Actuarial liabilities, December 31	$87,165	$57,858

(1)	The changes in intrinsic value of the options were included in increase in actuarial liabilities in the consolidated statements of operations and other invested assets in the consolidated balance sheets.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Actuarial Liabilities and Other Policy Liabilities (Cont’d)

MEASUREMENT UNCERTAINTY AND ASSUMPTIONS MOST SUSCEPTIBLE TO CHANGE

The Company uses best estimate assumptions for expected future experience in calculating actuarial liabilities. An additional margin is then added to provide for possible adverse deviations from the best estimates. Best estimate assumptions are normally set based on average recent experience and trend in that experience. Accordingly, the assumptions are expected to change slowly over time. Due to the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent. The actuarial policies addressing the selection of the major assumptions are discussed in Note 2.

Mortality and morbidity: For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease the net income by $92. For products where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease the net income by $45. For products where the morbidity is a significant assumption, a 1% change in that assumption would reduce the net income by $31.

Lapse rates: For individual life insurance products where fewer lapses would be financially adverse to the Company, net income would be decreased by $77 if the lapse rate assumption was reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more lapses would be financially adverse to the Company, net income would be decreased by $62 if an extra 1% of the in-force policies were assumed to lapse each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).

Expenses: The sensitivity of actuarial liabilities to a 10% increase in unit expenses Company-wide would result in a decrease in net income of $342.

Asset default: In addition to the allowances for losses on invested assets outlined in Note 11, the actuarial liabilities include an amount of $1,869 determined on a pre-tax basis ($943 in 2001) to provide for possible future asset defaults and loss of asset value. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.

Segregated fund guarantees: The Company has a large volume of accumulation annuities primarily in the United States subject to equity market movements. The Company monitors its experience for the accumulation annuities sold in the United States on a monthly basis, and has hedged a large percentage of its exposure with long dated put options against the S&P 500. The sensitivity of the actuarial liability for the various guarantees offered under these products to changes in the equity market is significant for those blocks of business. For example, an immediate 10% drop in equity markets as at December 31, 2002 would decrease the net income for segregated fund guarantees by $92.

Interest rate: Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses, or re-invest excess asset cash flows under unfavourable interest environments.

To manage this risk, a matching policy is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement this policy. The primary approach used is duration analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Partial duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.

Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

For certain product types, including participating insurance and certain forms of universal life policies and annuities, the effect of changes in the interest rate environment will be largely passed through to policyholders as changes to the amount of dividends declared or to the rate of interest credited in accordance with the nature of the contract and policy terms. Changes to dividends declared and the rate of interest credited occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms.

Among the different lines of insurance business, annuities are the most sensitive to changes in interest rates. The annuity business represents 57% of the Company’s total actuarial liabilities. For the Company’s annuity business, an immediate 1% parallel increase in interest rates at December 31, 2002 across the entire yield curve, assuming the Company was unable to take any investment action to mitigate the impact of this change, would result in an estimated decrease in net income of $59. Conversely, an immediate 1% parallel decrease in interest rates, again, assuming no other investment action, would result in an estimated increase in net income of $5.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. Actuarial Liabilities and Other Policy Liabilities (Cont’d)

The following table shows the expected cash flows for annuity business:

	2002

	Under	1 to	Over 5 years	Over 10 years
	1 year	5 years	to 10 years	or more	Total

CANADA
Assets	$3,362	$9,855	$4,339	$8,370	$25,926
Liabilities	3,196	9,707	4,287	9,284	26,474

Cash flow gap	$166	$148	$52	$(914)	$(548)

UNITED STATES
Assets	$6,557	$15,885	$10,145	$5,013	$37,600
Liabilities	4,443	17,451	9,010	6,726	37,630

Cash flow gap	$2,114	$(1,566)	$1,135	$(1,713)	$(30)

UNITED KINGDOM
Assets	$429	$1,045	$1,316	$5,371	$8,161
Liabilities	283	1,124	1,382	5,472	8,261

Cash flow gap	$146	$(79)	$(66)	$(101)	$(100)

TOTAL ASSETS SUPPORTING ACTUARIAL LIABILITIES, EQUITY AND OTHER

Bonds and mortgages are used extensively to support actuarial liabilities, particularly in the annuity and group businesses. Stocks and real estate are primarily used to support individual participating life insurance business where the Company has some ability to adjust policyholder dividends. Equity and other includes both insurance and non-insurance operations of the Company. The following tables show the total assets supporting actuarial liabilities, equity and other:

	2002

	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$12,627	$4,226	$3,378	$2,213	$4,646	$27,090
Individual non-participating life	7,776	1,451	162	12	2,102	11,503
Group life	1,809	643	17	17	274	2,760
Individual annuities	25,480	4,988	123	42	5,104	35,737
Group annuities	15,117	2,845	68	161	931	19,122
Health insurance	4,340	1,330	30	24	917	6,641
Equity and other	6,274	316	443	754	12,798	20,585

Total assets	$73,423	$15,799	$4,221	$3,223	$26,772	$123,438

	2001

	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$7,587	$2,615	$3,567	$1,668	$2,529	$17,966
Individual non-participating life	3,878	749	79	13	1,011	5,730
Group life	1,297	329	36	13	293	1,968
Individual annuities	16,638	1,922	162	40	3,408	22,170
Group annuities	10,398	1,685	139	184	741	13,147
Health insurance	3,109	801	50	20	794	4,774
Equity and other	5,170	521	849	378	7,655	14,573

Total assets	$48,077	$8,622	$4,882	$2,316	$16,431	$80,328

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Reinsurance Agreements

Reinsurance is used to limit exposure to large losses. The Board approves the Company’s individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Actuarial liabilities are shown net of ceded reinsurance in Note 13. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. The effect of reinsurance on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2002	2001	2000

Premiums:
Direct premiums	$15,061	$9,722	$9,374
Reinsurance assumed	577	169	369
Reinsurance ceded	(763)	(454)	(354)

	$14,875	$9,437	$9,389

Payments to policyholders, beneficiaries and depositors:
Direct payments	$11,585	$6,937	$6,670
Reinsurance assumed	511	235	417
Reinsurance ceded	(408)	(292)	(358)

	$11,688	$6,880	$6,729

15.	Other Liabilities

Other liabilities consist of the following:

	2002	2001

Accounts payable	$3,248	$1,967
Bond repurchase agreements	1,570	—
Accrued expenses and taxes	1,041	1,163
Borrowed funds (Note 16)	306	310
Future income taxes (Note 25)	382	329
Provisions for future policyholder costs	227	566
Other	897	326

Total other liabilities	$7,671	$4,661

The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 2 to 90 days, averaging 36 days, and bearing interest rates averaging 2.82% as at December 31, 2002. As at December 31, 2002, the Company had assets with a total market value of $1,566 pledged as collateral for the bond repurchase agreements.

16.	Borrowed Funds

The following obligations are included in borrowed funds:

	Currency of Borrowing	Maturity	2002	2001

Bank credit facilities(1)	U.S. dollars	2005	$237	$239
Encumbrances on real estate	Canadian dollars	2003-2010	28	29
	U.S. dollars	2004-2014	41	42

Total borrowed funds			$306	$310

(1)	At various floating rates, linked to London InterBank Offered Rate.

Interest expense for the borrowed funds was $26, $30 and $25 for 2002, 2001 and 2000, respectively.

At December 31, 2002, aggregate maturities, including principal repayments, of encumbrances on real estate are $25 for 2003, $10 for 2004, $2 for 2005, $5 for 2006, $18 for 2007 and $1 for 2008.

At December 31, 2002, bank credit facilities are $237 ($239 in 2001) and the weighted average interest rates related to those borrowings is 2.05% (5.3% to 6.1% in 2001). The U.S. dollar bank credit facility is secured by the future distribution fee stream of the mutual funds under the management of Massachusetts Financial Services Company (M.F.S.).

At December 31, 2002, the Company had $1,225 in lines of credit from numerous financial institutions of which $988 was unused. These lines of credit generally have terms ranging from 1 to 5 years.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Subordinated Debt

The following obligations are included in subordinated debt:

	Maturity	2002	2001

Amounts borrowed in Canadian dollars:
8.49% capital debentures	2005	$—	$300
5.80% subordinated debentures(1)	2013	253	—
6.65% subordinated debentures(2)	2015	300	—
6.15% subordinated debentures	2022	799	—
6.30% subordinated debentures(3)	2028	150	—
Amounts borrowed in U.S. dollars:
6.63% subordinated notes	2007	236	238
7.25% subordinated notes	2015	236	238

Total subordinated debt		$1,974	$776

(1)	After May 15, 2008, interest is payable at an annual rate equal to the 90-day Bankers’ Acceptance Rate plus 1%. Redeemable in whole or in part at any time.
(2)	After October 12, 2010, interest is payable at an annual rate equal to the 90-day Bankers’ Acceptance Rate plus 1%. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.
(3)	Redeemable in whole or in part at any time.

Interest expense on subordinated debt borrowings was $86, $59 and $58 for 2002, 2001 and 2000, respectively.

All of the subordinated debt qualifies as capital for Canadian regulatory purposes.

On June 25, 2002, the Company issued $800 subordinated debentures for $799. Interest on the subordinated debentures will be payable semi-annually at an annual rate of 6.15% until June 30, 2012. The first interest payments were made on December 31, 2002. From July 1, 2012 to the maturity date of June 30, 2022, interest will be payable quarterly at an annual rate of 1.54% over the 90-day Bankers’ Acceptance average bid rate for each quarterly interest period. Subject to certain conditions, the Company may redeem the subordinated debentures before the maturity date of June 30, 2022. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.

On December 19, 2001, the Company notified the holders of the 8.49% capital debentures of its intention to redeem the $300 principal amount of debentures before the maturity date of July 28, 2005. The redemption premiums of $30, net of taxes of $7, were recorded in 2001. The redemption of the capital debentures was completed on January 28, 2002.

18.	Cumulative Capital Securities of a Subsidiary

On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I, a Delaware statutory business trust of the Company, issued U.S.$600 of 8.526% cumulative capital securities (Securities). These Securities were issued in U.S. dollars and have no scheduled maturity date. Distributions are payable semi-annually in arrears. The payment of distributions is indirectly guaranteed by Sun Life Assurance Company of Canada on a subordinated basis. These cumulative capital securities qualify as capital for Canadian regulatory purposes.

19.	Non-controlling Interests in Subsidiaries

Non-controlling interests in the consolidated balance sheets consist of the following:

	2002	2001

Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust (Trust)	$1,150	$950
Preferred shares of Sun Life Assurance Company of Canada(1)	158	—
Non-controlling interests in M.F.S. and McLean Budden Limited	48	93

Total non-controlling interests in subsidiaries	$1,356	$1,043

(1)	These preferred shares were issued by Clarica before amalgamating with Sun Life Assurance.

Non-controlling interests in net income of subsidiaries include the preferred shares dividend payments of $5 (nil in 2001 and 2000), non-controlling interests in the Trust of $45 ($7 in 2001 and nil in 2000) and non-controlling interests in M.F.S. and McLean Budden Limited of $33 ($61 in 2001 and $67 in 2000).

On June 25, 2002, the Trust, a controlled trust of Sun Life Assurance Company of Canada, issued $200 of non-voting Sun Life ExchangEable Capital Securities – Series B (SLEECS Series B). Holders of the SLEECS Series B are entitled to receive a semi-annual non-cumulative fixed cash distribution of $35.465 per SLEECS Series B, representing an annual yield of 7.093% of the one thousand dollar initial issue price, payable out of the Trust’s net distributable funds. The SLEECS Series B are subject to terms that are similar to those of the prior Sun Life ExchangEable Capital Securities Series A offering as described below. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.

 www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Non-controlling Interests in Subsidiaries (Cont’d)

On October 19, 2001, the Trust issued $950 of non-voting Sun Life ExchangEable Capital Securities – Series A (SLEECS). Holders of the SLEECS are entitled to receive a semi-annual non-cumulative fixed cash distribution of $34.325 per SLEECS, representing an annual yield of 6.865% of the one thousand dollars initial issue price, payable out of the Trust’s net distributable funds. If Sun Life Assurance Company of Canada has not declared dividends on its Class B Non-cumulative Preferred Shares Series A or on any of its preferred shares listed on a stock exchange, cash distributions will not be made on the SLEECS. Subject to regulatory approval, the Trust may redeem the SLEECS at any time after the fifth anniversary of the date of issuance and, in certain limited circumstances, may also redeem the SLEECS during the first five years. The holders of the SLEECS have the right at any time to surrender each one thousand dollars face amount of SLEECS and to receive from the Trust in exchange 40 Class A Non-cumulative Preferred Shares Series Z of Sun Life Assurance Company of Canada, subject to compliance with the Declaration of Trust. Proceeds of issuing the SLEECS were used to finance in part the acquisition of Keyport and IFMG. Both Sun Life ExchangEable Capital Securities – Series A and B qualify as capital for Canadian regulatory purposes.

Pursuant to the Share Exchange Agreement, Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada agreed that if the Trust fails to pay on any regular distribution date the required cash distributions on the SLEECS in full, Sun Life Assurance Company of Canada will not pay dividends on its public preferred shares. If there are no public preferred shares of Sun Life Assurance Company of Canada outstanding, Sun Life Financial Services of Canada Inc. will not pay dividends on any of its preferred and common shares.

20.	Share Capital and Normal Course Issuer Bid

The authorized share capital of Sun Life Financial Services of Canada Inc. consists of the following:

•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of Sun Life Financial Services of Canada Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.
•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized to fix before issuing the shares, the number, the consideration per share, the designation of and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares.

The changes and the number of shares issued and outstanding are as follows:

	2002		2001

	Number of shares	Amount	Number of shares	Amount

Common shares (in millions of shares) Balance, January 1	432	$1,100	422	$795
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition (Note 4)	185	6,329	—	—
Shares issued for cash	—	—	11	330
Stock option compensation (Note 3)	—	21	—	—
Stock options exercised (Note 23)	1	27	—	—
Purchase and cancellation of common shares	—	—	(1)	(2)
Commissions and offering costs, net of taxes	—	—		(23)

Balance, December 31	618	$7,477	432	$1,100

On October 4, 2001, Sun Life Financial Services of Canada Inc. issued 11 million common shares at $30 per share for $330. Underwriting commissions and offering costs of issuing the common shares amounted to $23 and were deducted from the share capital of Sun Life Financial Services of Canada Inc. Proceeds of issuing the common shares were used to finance in part the acquisition of Keyport and IFMG.

Commencing in May 2001, pursuant to a one-year normal course issuer bid, the Company purchased and cancelled approximately one million of its common shares at an average price of $32 per share for a total amount of $35.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Earnings Per Share

	2002	2001		2000

BASIC EARNINGS PER SHARE
Shareholders’ net income from continuing operations	$1,034	$882		$629
Income (loss) from discontinued operations, net of income taxes	(36)	—		—

Shareholders’ net income	$998	$882		$629

Shareholders’ net income excluding goodwill amortization	$998	$901	(2)	$647	(2)
Weighted average number of shares outstanding (in millions)	543	424		421
Basic earnings per share from continuing operations	$1.91	$2.08		$1.49
Basic earnings (loss) per share from discontinued operations	(0.07)	—		—

Basic earnings per share	$1.84	$2.08		$1.49

Basic earnings per share excluding goodwill amortization	$1.84	$2.13		$1.54
DILUTED EARNINGS PER SHARE
Shareholders’ net income from continuing operations	$1,034	$882		$629
Less: Effect of stock options of subsidiaries(1)	3	5		4

Shareholders’ net income from continuing operations on a diluted basis	$1,031	$877		$625
Income (loss) from discontinued operations, net of income taxes	(36)	—		—

Shareholders’ net income on a diluted basis	$995	$877		$625

Shareholders’ net income excluding goodwill amortization on a diluted basis	$995	$896	(2)	$643	(2)
Weighted average number of shares outstanding on a diluted basis (in millions)(1), (3) ,(4)	543	424		421
Diluted earnings per share from continuing operations	$1.90	$2.07		$1.48
Diluted earnings (loss) per share from discontinued operations	(0.07)	—		—

Diluted earnings per share	$1.83	$2.07		$1.48

Diluted earnings per share excluding goodwill amortization	$1.83	$2.11		$1.53

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.
(2)	Goodwill amortization of $19 and $18 for the years ended December 31, 2001 and 2000, respectively, was added back to shareholders’ net income for the calculation of basic and diluted earnings per share excluding goodwill amortization.
(3)	Clarica stock options have been included in the calculations of the diluted earnings per share and diluted earnings per share excluding goodwill amortization for the year ended December 31, 2002, as they are exercisable to acquire common shares of Sun Life Financial Services of Canada Inc.
(4)	Options to purchase approximately 10 million shares of Sun Life Financial Services of Canada Inc. at the average exercise price of $31.37 per share were outstanding as at December 31, 2002. However, they were not included in the diluted earnings per share calculations, because their exercise prices were greater than the average market price of the common shares.

22.	Minimum Capital Requirements

The Company is subject to the Canadian Minimum Continuing Capital and Surplus Requirements (MCCSR) on its worldwide insurance operations. At December 31, 2002, the Company had a MCCSR ratio of 230% (190% in 2001), which is in excess of the minimum requirement. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $2,246 ($2,163 in 2001). All of these requirements constrain the Company’s ability to distribute its retained earnings.

23.	Stock-based Compensation

Sun Life Financial Services of Canada Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options may be exercised at the closing price of the common shares on the Exchange on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a five-year period under the Executive Stock Option Plan, two years after the grant date under the Special 2001 Stock Option Award Plan and over a two-year period or immediately upon death or attainment of the mandatory age for retirement under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively.

As described in Note 4, all of the Clarica stock options vested immediately prior to the closing date of the acquisition and each unexercised Clarica stock option outstanding on May 29, 2002 became exercisable to acquire common shares of Sun Life Financial Services of Canada Inc. These Clarica stock options are presented with those of Sun Life Financial Services of Canada Inc. in the following tables.

 www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Stock-based Compensation (Cont’d)

The activities in the stock option plans for the year ended December 31 are as follows:

	2002		2001

	Number of	Weighted average	Number of	Weighted average
	stock options	exercise price	stock options	exercise price

Balance, January 1	5,545,000	$29.87	—	$—
Granted	4,467,100	$33.16	5,710,800	$29.86
Granted as consideration for business acquisition (Note 4)	4,502,927	$24.78	—	$—
Exercised	1,196,353	$22.58	—	$—
Forfeited	897,821	$30.82	165,800	$29.60

Balance, December 31	12,420,853	$29.84	5,545,000	$29.87

Exercisable, December 31	4,064,678	$26.37	2,000	$31.00

The stock options outstanding and exercisable as at December 31, 2002, by exercise price, are as follows:

	Options Outstanding			Options Exercisable

		Weighted average	Weighted		Weighted
	Number of	remaining contractual	average	Number of	average
Range of exercise prices	stock options	life (years)	exercise price	stock options	exercise price

$19.05 to $25.28	1,739,962	7.72	$21.21	1,739,962	$21.21
$27.09 to $29.49	4,839,204	8.25	$29.34	1,050,979	$28.80
$31.00 to $33.53	5,715,787	9.06	$32.73	1,242,262	$31.27
$36.50 to $38.50	125,900	8.92	$36.63	31,475	$36.63

	12,420,853	8.55	$29.84	4,064,678	$26.37

Effective October 1, 2001, the Company began matching employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan). Eligible employees in Canada may contribute from 1% to 20% of their base earnings to the Plan. The Company matches 50% of the lower of the employee contributions and 5% of the employee’s base earnings to an annual maximum of one thousand five hundred dollars. The Company’s contributions vest immediately and are expensed.

24.	Operating Expenses

Operating expenses consist of the following:

	2002	2001	2000

Compensation costs	$1,684	$1,528	$1,447
Premises and equipment costs	299	264	268
Restructuring and other related charges (Note 7)	158	—	—
Capital asset depreciation and amortization (Note 12)	76	66	59
Goodwill amortization (Note 12)	—	10	8
Other	605	628	644
Impact of discontinued operations	(43)	—	—

Total operating expenses	$2,779	$2,496	$2,426

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Income Taxes

In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2002	2001	2000

CONTINUING OPERATIONS
Canadian income tax expense (benefit):
Current	$116	$23	$76
Future	(72)	113	75

Total	44	136	151

Foreign income tax expense (benefit):
Current	69	236	190
Future	(15)	(66)	45

Total	54	170	235

Income tax expense related to continuing operations	98	306	386

DISCONTINUED OPERATIONS
Foreign income tax expense (benefit):
Current	(1)	—	—
Future	11	—	—

Total	10	—	—
Income tax expense related to discontinued operations	10	—	—

Total income taxes	$108	$306	$386

The undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. As repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries were repatriated, additional taxes that would be payable are estimated to be $56 as at December 31, 2002 ($33 and $17 in 2001 and 2000, respectively).

The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2002		2001		2000

		%		%		%
Net income from continuing operations	$1,033		$881		$802
Add: income taxes	98		306		386
non-controlling interests in net income of subsidiaries	83		68		67

Net income from continuing operations before income taxes and non-controlling interests in net income of subsidiaries	$1,214		$1,255		$1,255

Taxes at the combined Canadian federal and provincial statutory income tax rate	$456	37.6	$520	41.4	$542	43.2
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(183)	(15.1)	(193)	(15.4)	(146)	(11.6)
Tax (benefit) cost of unrecognized losses	(103)	(8.5)	(23)	(1.8)	—	—
Tax exempt investment income	(107)	(8.8)	(39)	(3.1)	(52)	(4.1)
Capital taxes	8	0.7	6	0.5	9	0.7
Statutory income tax rate reduction	(2)	(0.2)	6	0.5	27	2.1
Other	29	2.4	29	2.3	6	0.5

Company’s effective worldwide income taxes	$98	8.1	$306	24.4	$386	30.8

The Company has accumulated tax losses, primarily in the United Kingdom, totalling $3,282 ($2,069 in 2001). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $643 ($127 in 2001) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.

 www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Income Taxes (Cont’d)

The following is future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2002		2001

	Assets	Liabilities	Assets	Liabilities

Investments	$254	$621	$115	$(19)
Actuarial liabilities	(155)	(178)	364	290
Deferred acquisition costs	300	24	324	144
Losses available for carry forward	862	(165)	66	(560)
Other	153	54	117	(14)

	1,414	356	986	(159)
Valuation allowance	(382)	26	(18)	488

Total	$1,032	$382	$968	$329

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects for continuing operations in the consolidated statements of operations are as follows:

	2002	2001	2000

Investments	$(128)	$273	$(186)
Actuarial liabilities	454	(188)	146
Deferred acquisition costs	(128)	(166)	(2)
Losses (incurred) utilized	(268)	158	75
Other	(17)	(30)	87

Future income tax expense (benefit) related to continuing operations	$(87)	$47	$120

26.	Commitments and Contingencies

LEASE COMMITMENTS

The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are $123 for 2003, $119 for 2004, $108 for 2005, $93 for 2006, $82 for 2007 and $153 thereafter.

CONTRACTUAL COMMITMENTS

In the normal course of business, various contractual commitments are outstanding which are not reflected in the consolidated financial statements. At December 31, 2002, there were outstanding contractual commitments of $927, of which $569 expires in 30 days, $331 expires in 31 to 365 days and $27 expires in 2004 or later. The majority of these commitments are to extend credit under commercial and residential mortgage loans.

LETTERS OF CREDIT

The Company issues letters of credit in the normal course of business. At December 31, 2002, letters of credit in the amount of $547 have been issued.

REINSURANCE MATTERS

Certain of the arrangements in the reinsurance business remaining with the Company are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

UNICOVER

The Company has been engaged in an arbitration proceeding in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool in respect of certain contracts of reinsurance of accident and health insurance components of workers’ compensation insurance policies written by U.S. insurers. The arbitration hearing concluded in early August 2002. A final award was delivered by the Arbitration Panel in October 2002 and clarified on January 28, 2003. The Arbitration Panel’s decision is confidential.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as certain non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business. Since establishing the provision, the Company has achieved certain settlements in connection with the Unicover related claims. The remaining provision is consistent with the Company’s assessment of its liabilities following the decision of the Arbitration Panel.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Commitments and Contingencies (Cont’d)

INDEMNITIES

In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as engagement letters with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements and service agreements. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. The foregoing agreements generally do not contain any limits on the Company’s liability and therefore, it is not possible to estimate the Company’s potential liability under these indemnities.

The Company has entered into agreements relating to the acquisition or disposition of businesses and the establishment of business joint ventures, each of which contains indemnities in favour of third parties that are customary to such commercial transactions. It is not possible to estimate the Company’s potential liability for these indemnities due to the nature of these indemnities.

In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Company also maintains insurance policies that may provide coverage against certain of these claims.

LEGAL PROCEEDINGS

The Company is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

27.     Employee Future Benefits

PENSION PLANS

The Company sponsors non-contributory defined benefit pension plans for eligible employees, primarily in Canada, the United States, the United Kingdom and the Philippines. The defined benefit pension plans offer benefits based on length of service and final average earnings. The specific features of these plans vary in accordance with the countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various formal pension plans.

 www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Employee Future Benefits (Cont’d)

The following tables set forth the status of these pension plans.

	2002	2001

Change in benefit obligation:
Benefit obligation, January 1	$1,436	$1,317
Balance of benefit obligation of Clarica at date of acquisition	436	—
Service cost	80	54
Interest cost	106	85
Actuarial losses/(gains)	(63)	25
Benefits paid	(81)	(58)
Curtailments, settlements and plan amendments	10	(22)
Effect of changes in currency exchange rates	57	35

Benefit obligation, December 31	$1,981	$1,436

Change in plan assets:
Fair value of plan assets, January 1	$1,710	$1,715
Balance of plan assets of Clarica at date of acquisition	446	—
Net actual return on plan assets	(85)	—
Employer contributions	11	15
Benefits paid	(81)	(58)
Effect of changes in currency exchange rates	43	38

Fair value of plan assets, December 31	$2,044	$1,710

Net funded status, December 31	$63	$274
Unamortized net actuarial loss / (gain)	357	175
Unamortized past service cost	14	12
Unamortized transition obligation / (asset)	(184)	(203)

Prepaid benefit asset, December 31	$250	$258

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,410	$654

Plan assets	$1,196	$561

Weighted-average assumptions as at December 31:
Discount rate	6.4%	6.4%
Expected long-term rate of return on plan assets	7.5%	7.8%
Rate of compensation increase	3.9%	4.1%

	2002	2001	2000

Components of net periodic benefit cost:
Service cost, curtailments and settlements	$91	$42	$38
Interest cost	106	85	80
Expected return on plan assets	(152)	(134)	(125)
Amortization of actuarial losses / (gains)	3	(2)	(2)
Amortization of transition obligation / (asset)	(21)	(21)	(22)
Amortization of past service cost and other	—	(9)	—

Net periodic benefit cost (income)	$27	$(39)	$(31)

The assumed discount rates, the expected long-term rates of return on plan assets and the rates of increase in future compensation used in determining the actuarial present value of the projected benefit obligations vary according to the economic conditions of the countries in which the pension plans are situated.

The assets supporting the defined benefit plans and the other supplementary pension arrangements are trusteed or held in the segregated funds of the Company.

The Company has also established defined contribution pension plans for eligible qualifying employees and agents. Generally the contribution is a set percentage of an individual’s annual income. The total contribution made by the Company to such plans was $42 in 2002, $38 in 2001 and $35 in 2000.

OTHER POST-RETIREMENT BENEFITS

In addition to the Company’s pension plans, the Company provides certain post-retirement medical, dental and life insurance benefits to eligible employees and agents, and to their dependents upon meeting certain requirements. A significant portion of the Company’s employees may become eligible for these benefits upon retirement. These post-retirement benefits are not funded.

 Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Employee Future Benefits (Cont’d)

The following tables set forth the status of the post-retirement benefit plans.

	2002	2001

Change in benefit obligation:
Benefit obligation, January 1	$186	$152
Balance of benefit obligation of Clarica at date of acquisition	102	—
Service cost	8	4
Interest cost	15	11
Actuarial losses / (gains)	(21)	22
Benefits paid	(8)	(6)
Curtailments, settlements and plan amendments	(12)	—
Effect of changes in currency exchange rates	(1)	3

Benefit obligation, December 31	$269	$186

Change in plan assets:
Fair value of plan assets, January 1	$—	$—
Balance of plan assets of Clarica at date of acquisition	—	—
Employer contributions	8	6
Benefits paid	(8)	(6)

Fair value of plan assets, December 31	$—	$—

Net funded status, December 31	$(269)	$(186)
Unamortized net actuarial loss / (gain)	20	41
Unamortized past service cost	(5)	—
Unamortized transition obligation / (asset)	(13)	(15)

Accrued benefit liability, December 31	$(267)	$(160)

Weighted-average assumption as at December 31:
Discount rate	6.7%	6.8%

	2002	2001	2000

Components of net periodic benefit cost:
Service cost, curtailments and settlements	$1	$4	$3
Interest cost	15	11	10
Amortization of actuarial losses / (gains)	1	1	—
Amortization of transition obligation / (asset)	(2)	(1)	(1)

Net periodic benefit cost	$15	$15	$12

The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2002 was 8%, decreasing by 0.5% each year until 2006, after which it remains at 6%. In the United States in 2002, the assumed rate was 12%, decreasing to 11% in 2003 and then evenly to 5.5% by 2013, and remaining at that level thereafter. The assumed dental cost trend rate was 5.5% in Canada and in the United States.

If the health care cost trend rate assumptions were increased by 1%, the accumulated post-retirement benefit obligations would be increased by $21 as at December 31, 2002. This rate increase would increase the 2002 aggregate service and interest costs by $5. A decrease of 1% in the trend rate assumptions would result in respective decreases of about the same amounts.

 www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP), including the accounting requirements of the OSFI. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over the life of an insurance contract. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.

a)	Reconciliation of selected Cdn. GAAP financial statement information to U.S. GAAP:

i)	Consolidated statements of operations:

	2002		2001		2000

	Cdn.	U.S.	Cdn.	U.S.	Cdn.		U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP		GAAP

REVENUE
Premiums	$14,875	$6,531	$9,437	$4,860	$9,389		$4,963
Net investment income	5,131	4,478	4,162	3,274	3,839		3,231
Net realized gains (losses)	—	(44)	—	379	—		449
Fee income	3,095	3,258	3,216	3,206	3,318		3,218

	23,101	14,223	16,815	11,719	16,546		11,861

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors	13,017	7,966	9,486	5,581	9,291		5,603
Increase in actuarial liabilities	3,822	1,377	1,697	1,000	1,611		721
Acquisition expense amortization	316	950	305	698	265		803
Other expenses	4,732	3,654	4,072	3,285	4,124		3,059

	21,887	13,947	15,560	10,564	15,291		10,186

Operating income before income taxes and non-controlling interests	1,214	276	1,255	1,155	1,255		1,675
Income taxes expense (benefit)	98	(250)	306	291	386		457
Non-controlling interests in net income of subsidiaries	83	83	68	68	67		67

Net operating income before discontinued operations and extraordinary item	1,033	443	881	796	802		1,151
Discontinued operations:
Gain (loss) on sale of Clarica U.S	(48)	(58)	—	—	—		—
Net operating income of Clarica U.S	12	22	—	—	—		—

	(36)	(36)	—	—	—		—

Income before extraordinary item	997	407	881	796	802		1,151
Extraordinary item	—	(30)	—	—	—		(45)

Total net income	997	377	881	796	802		1,106
Less:
Net income from mutual operations (prior to demutualization)	—	—	—	—	179		222
Participating policyholders’ net income (loss) (after demutualization)	(1)	—	(1)	—	(6)		—

Shareholders’ net income (after demutualization)	$998	$377	$882	$796	$629		$884

Basic earnings per share from continuing operations	$1.91	$0.82	$2.08	$1.88	$1.49	(1)	$2.21	(1)
Basic earnings per share	$1.84	$0.69	$2.08	$1.88	$1.49	(1)	$2.10	(1)
Diluted earnings per share from continuing operations	$1.90	$0.82	$2.07	$1.87	$1.48	(1)	$2.20	(1)
Diluted earnings per share	$1.83	$0.69	$2.07	$1.87	$1.48	(1)	$2.09	(1)

(1)	Basic and diluted earnings per share from continuing operations and basic and diluted earnings per share cover the period from March 22 to December 31, 2000.

ii)	Comprehensive income:

U.S. GAAP includes the concept of comprehensive income. Comprehensive income is a measure of changes in the equity of the Company during the year. It includes both net income and other comprehensive income. Other comprehensive income for the year includes such items as the movement in the foreign currency translation account and the unrealized gains and losses on available for sale securities. Other comprehensive income also includes the changes to deferred acquisition costs and other liabilities, as well as the income tax impact arising from the unrealized gains and losses on available for sale securities.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

ii)	Comprehensive income (cont’d):

	2002	2001	2000

Other comprehensive income:
Foreign currency translation account movement for the year	$127	$331	$6
Unrealized gains and losses movement for the year
Unrealized gains and (losses) on available for sale bonds	2,644	(66)	561
Unrealized gains and (losses) on available for sale stocks and segregated fund units	(364)	(202)	546

Less: reclassification adjustment for gains (losses) included in net income	(54)	115	(698)
	2,226	(153)	409
Changes to deferred acquisition costs and other liabilities	(709)	(22)	(365)
Other	57	(9)	(24)
Additional minimum pension liability	(50)	—	—

Income taxes	(493)	22	(103)

	1,031	(162)	(83)
Total other comprehensive income (loss)	1,158	169	(77)
Total net income based on U.S. GAAP	377	796	1,106

Comprehensive income	1,535	965	1,029
Less:
Comprehensive income from mutual operations (prior to demutualization)	—	—	168

Shareholders’ comprehensive income (after demutualization)	$1,535	$965	$861

iii)	Consolidated balance sheets:

	2002		2001

	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

ASSETS
Bonds	$73,423		$48,077
Bonds – available for sale		$71,008		$45,853
Bonds – trading		4,518		3,446
Mortgages and corporate loans	15,799	17,809	8,622	8,615
Stocks	4,221		4,882
Stocks – available for sale		1,693		2,208
Stocks – trading		1,411		2,162
Real estate	3,223	2,362	2,316	1,925
Policy loans	3,390	3,390	2,408	2,408
Cash and cash equivalents	4,156	4,156	2,583	4,452
Short-term securities(1)	2,996	2,996	2,226	2,226
Other invested assets	3,336	3,260	2,150	1,678

Total invested assets	110,544	112,603	73,264	74,973
Deferred acquisition costs	849	6,234	1,162	6,380
Future income taxes(2)	1,032	400	968	496
Goodwill	5,899	4,878	2,080	1,322
Other assets	5,114	9,592	2,854	4,485
Segregated funds assets(3)		53,152		49,021

Total consolidated assets	$123,438	$186,859	$80,328	$136,677

Segregated funds net assets(3)	$52,755		$48,544

LIABILITIES AND EQUITY
Actuarial liabilities	$87,165	$49,634	$57,858	$31,589
Contract holder deposits		46,666		32,909
Other policy liabilities	2,697	2,718	1,669	1,374
Amounts on deposit	3,262	3,242	1,898	1,869
Future income taxes(2)	382	1,279	329	1,046
Deferred net realized gains	3,456		3,744
Other liabilities	7,289	8,903	4,332	6,788

Total consolidated liabilities	104,251	112,442	69,830	75,575
Subordinated debt	1,974	1,974	776	776
Cumulative capital securities of a subsidiary	948	988	954	996
Non-controlling interests in subsidiaries	1,356	1,356	1,043	1,043
Segregated funds liabilities(3)		52,753		48,567
Equity	14,909	17,346	7,725	9,720

Total consolidated liabilities and equity	$123,438	$186,859	$80,328	$136,677

Segregated funds contract liabilities(3)	$52,755		$48,544

(1)	U.S. GAAP terminology is short-term investments.
(2)	U.S. GAAP terminology is deferred income tax.
(3)	U.S. GAAP terminology is separate accounts.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

iv)	Consolidated statements of equity:

	2002		2001

	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Post-demutualization participating policyholders’ capital account:
Balance, January 1	$77	$—	$78	$—
Balance of participating policyholders’ account of Clarica at date of acquisition	(3)	—	—	—
Net income (loss) as a stock company for participating policyholders	(1)	—	(1)	—

Balance, December 31	73	—	77	—

Shareholders’ equity:
Paid in capital
Balance, January 1	1,100	7,352	795	6,996
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition(1)	6,329	6,329	—	—
New common shares issued for cash(1)	—	—	330	330
Stock options exercised(1)	27	27	—	—
Commissions and offering costs, net of taxes(1)	—	—	(23)	(23)
Purchase and cancellation of common shares(1)	—	—	(2)	(18)
Subsidiary equity transaction and stock option compensation	21	32	—	67

Balance, December 31	7,477	13,740	1,100	7,352

Retained earnings
Balance, January 1	5,917	1,408	5,272	833
Net income as a stock company attributed to shareholders	998	377	882	796
Balance of participating policyholders’ account of Clarica at date of acquisition	—	(3)	—	—
Dividends on common shares	(294)	(294)	(204)	(204)
Purchase and cancellation of common shares	—	—	(33)	(17)

Balance, December 31	6,621	1,488	5,917	1,408

Currency translation account
Balance, January 1	631	728	372	397
Changes for the period	107	127	259	331

Balance, December 31	738	855	631	728

Unrealized gains and losses
Balance, January 1	—	232	—	394
Changes for the period	—	1,031	—	(162)

Balance, December 31	—	1,263	—	232

Total equity	$14,909	$17,346	$7,725	$9,720

(1)	Shown as share capital under Cdn. GAAP.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

v.	Effect of material differences between Cdn. GAAP and U.S. GAAP net income:

For the material differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2002	2001	2000

Total net income in accordance with Cdn. GAAP	$997	$881	$802

Adjustments related to:
Investments
Bonds	224	33	(4)
Stocks and segregated fund units	(691)	(553)	(226)
Derivative instruments	(22)	18	22
Real estate	(24)	(9)	60

Total investments	(513)	(511)	(148)

Deferred acquisition costs
Deferred acquisition costs — deferred	881	585	644
Deferred acquisition costs — amortization and interest	(634)	(393)	(538)

Total deferred acquisition costs	247	192	106

Actuarial liabilities & other policyholder revenues and expenses
Premium and fees revenue	(7,863)	(4,228)	(4,155)
Payments to policyholders, beneficiaries and depositors	5,051	3,905	3,688
Actuarial liabilities	2,445	697	890

Total actuarial liabilities & other policyholder revenues and expenses	(367)	374	423

Other	(305)	(155)	39
Income tax effect of above adjustments	348	15	(71)
Extraordinary items	(30)	—	(45)

Total net income in accordance with U.S. GAAP	$377	$796	$1,106

b)	The following describes the material accounting policy differences between Cdn. GAAP and U.S. GAAP applicable to the Company:

For a complete description of Cdn. GAAP accounting and actuarial policies, please refer to Notes 1 and 2, respectively.

i) Bonds: Under Cdn. GAAP, bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity. Under U.S. GAAP, bonds are carried at market value. The bonds are classified as available for sale or trading and unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Realized gains and losses are included in net income when realized. Under U.S. GAAP, certain bonds were reclassified to mortgages and corporate loans, as they do not meet the definition of a security.

For purposes of U.S. GAAP, at December 31, 2002 and 2001, the Company has classified as available for sale bonds with an amortized cost of $67,300 and $44,785, respectively, and fair value of $71,008 and $45,853, respectively. Gross realized gains and gross realized losses on available for sale bonds of $475 and $530, respectively, in 2002, $225 and $17, respectively, in 2001 and $143 and $220, respectively, in 2000 are included in U.S. GAAP net realized gains. For bonds classified as trading, the change in net unrealized gains and (losses) for the years ended December 31, 2002, 2001 and 2000 of $82, $(7) and $115, respectively, are included in U.S. GAAP net investment income.

ii) Stocks: Under Cdn. GAAP, stocks are originally recorded at cost. The carrying value is adjusted annually by 15% of the difference between market value and previously adjusted carrying value. Realized gains and losses are deferred and amortized into income at the rate of 15% per year. Under U.S. GAAP, stocks are carried at market value. The stocks are classified as available for sale or trading and unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Realized gains and losses are included in net income when realized.

For purposes of U.S. GAAP, at December 31, 2002 and 2001, the Company has classified as available for sale investments in stocks with a cost of $1,862 and $2,045, respectively, and fair value of $1,693 and $2,208, respectively. Gross realized gains and gross realized losses on available for sale stocks of $268 and $416, respectively, in 2002, $226 and $181, respectively, in 2001, and $474 and $114, respectively, in 2000 are included in U.S. GAAP net realized gains. For stocks classified as trading, the change in net unrealized gains and (losses) for the years ended December 31, 2002, 2001 and 2000 of $(525), $(359) and $(235), respectively, are included in U.S. GAAP net investment income.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

iii) Real estate: Under Cdn. GAAP, real estate held for investment is originally recorded at cost. The carrying value is adjusted annually by 10% of the difference between market value and previously adjusted carrying value. Realized gains and losses on sales are deferred and recognized into income at the rate of 10% per year. Under U.S. GAAP, real estate held for investment is carried at depreciated cost. Realized gains and losses on sales are reflected in income when realized.

Accumulated depreciation on real estate was $362 and $386 at December 31, 2002 and 2001, respectively. Depreciation expense was $61 in 2002, $39 in 2001 and $9 in 2000.

iv) Derivatives: Under Cdn. GAAP, most of the Company’s derivatives are eligible for hedge accounting. Realized gains and losses of the derivatives are treated in a manner consistent with realized gains and losses of the underlying hedged assets or liabilities. The reporting basis does not affect the economic viability of any hedges. Under U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) on January 1, 2001. The cumulative effect of adopting SFAS 133 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows. At the initial adoption of SFAS 133, the Company recorded total cumulative gains of $8 in income to recognize the fair value of all derivatives that were fair value hedges prior to the adoption of the standard. The Company also recorded cumulative losses of $9 in income to recognize the difference between the carrying and fair values of the related hedged assets and liabilities. Additionally, the Company recorded a cumulative loss of $2, net of taxes, in accumulated other comprehensive income (OCI) to recognize the fair value of the derivatives that were cash flow hedges prior to the adoption of SFAS 133.

When the Company enters into a derivative contract, management decides if the derivative is designated as a hedge of the identified exposure under SFAS 133. With the exception noted below, hedge accounting is not pursued under SFAS 133 for most derivative instruments and the derivative is recorded at fair value with changes in its fair value reported in income. As at December 31, 2002, the Company designated certain interest rate swaps as cash flow hedges of the interest rate risk related to a floating-rate loan. For the cash flow hedges, the effective portion of the changes in the fair value of the derivatives was recorded in OCI and the ineffective portion was recognized in income. For the period ended December 31, 2002, the change in the fair value of the cash flow hedges was $4 after taxes ($6 in 2001) and there was no ineffectiveness from the hedges. The Company expects to reclassify $4 ($1 in 2001) of the cumulative effect of SFAS 133 from OCI to income during the next twelve months.

If an option of a non-derivative contract has economic characteristics that are different from that of the non-derivative contract and the option meets the definition of a derivative instrument under SFAS 133, the option is known as an embedded derivative. A few embedded derivatives were identified in the investments and insurance products. These embedded derivatives were separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income.

v) Deferred acquisition costs: Under Cdn. GAAP, costs of acquiring new insurance and annuity business, primarily commissions, underwriting, issue expenses and agency expenses, are implicitly recognized in actuarial liabilities for most of the policies. U.S. GAAP requires the explicit deferral of acquisition costs. Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, as well as participating policies in the United Kingdom, amortization is based on a constant percentage of premium. In cases where amortization is based on gross profit or margin, and available for sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Deferred acquisition costs under U.S. GAAP amount to $6,234 at December 31, 2002 ($6,380 at December 31, 2001). Amortization charged to income was $950 in 2002, $698 in 2001 and $803 in 2000.

vi) Future income tax asset and liability(1): Under both Cdn. and U.S. GAAP, the Company provides for future income taxes on temporary differences between book and tax assets and liabilities. Differences between Cdn. GAAP and U.S. GAAP arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes. Differences are as follows:

	2002

	Future income tax asset(1)		Future income tax liability(1)

	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$254	$(280)	$621	$1,509
Actuarial liabilities	(155)	939	(178)	(1,710)
Deferred acquisition costs	300	(332)	24	926
Losses available for carry forward	862	13	(165)	(993)
Other	153	74	54	1,095

Future tax asset/liability before valuation Allowance	1,414	414	356	827
Valuation allowance	(382)	(14)	26	452

Total	$1,032	$400	$382	$1,279

(1)	U.S. GAAP terminology is deferred income tax.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

vi)	Future income tax asset and liability (cont’d):

	2001

	Future income tax asset		Future income tax liability

	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Investments	$115	$35	$(19)	$706
Actuarial liabilities	364	800	290	(895)
Deferred acquisition costs	324	(275)	144	1,190
Losses available for carry forward	66	8	(560)	(617)
Other	117	(57)	(14)	311

Future tax asset/liability before valuation Allowance	986	511	(159)	695
Valuation allowance	(18)	(15)	488	351

Total	$968	$496	$329	$1,046

vii) Actuarial liabilities and contract holder deposits: Under Cdn. GAAP, actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor. Under U.S. GAAP, actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

viii) Deferred net realized gains: Cdn. GAAP defers and amortizes realized gains and losses on sales of invested assets. Under U.S. GAAP, realized gains and losses are recognized in income immediately.

ix) Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits: Under Cdn. GAAP, premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities. Under U.S. GAAP, amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned. Interest accrued on contracts is included in interest on claims and deposits. Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet. Other payments in excess of the account value, such as death claims, are reflected as an expense.

x) Segregated funds(1): Under Cdn. GAAP, assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. U.S. GAAP requires these separate accounts to be included within the financial statements of the Company. Under Cdn. GAAP, the Company’s investment in segregated funds is included in other invested assets. Under U.S. GAAP, any excess of the separate account assets over separate account liabilities represents the Company’s investment in segregated funds.

(1)	U.S. GAAP terminology is separate accounts.

xi) Redemption of subordinated debts: On December 19, 2001, the Company notified the holders of the 8.49% capital debentures of its intention to redeem the $300 debenture before the maturity date of July 28, 2005. Under Cdn. GAAP, the redemption premiums of $30, net of taxes of $7, were recorded in 2001. Under U.S. GAAP, the redemption premiums were not recorded as an extraordinary item until the capital debentures were repaid in 2002.

xii) Minimum pension liabilities: Under U.S. GAAP, recognition of the additional minimum pension liability is required if the unfunded accumulated benefit obligation exists and the prepaid benefit asset has been recorded, the accrued benefit liability is less than the unfunded accumulated benefit obligation, or no prepaid benefit asset or accrued benefit liability has been recognized. If an additional minimum liability is required to be recorded and it exceeds unamortized past service cost, the excess is reported as additional minimum pension liability in other comprehensive income. Under Cdn. GAAP, there is no requirement to record the additional minimum pension liability.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

xiii)	Earnings per share:

	2002		2001				2000

	Cdn.	U.S.	Cdn.		U.S.		Cdn.		U.S.
	GAAP	GAAP	GAAP		GAAP		GAAP		GAAP

Basic earnings per share
Shareholders’ net income before discontinued operations and extraordinary item	$1,034	$443	$882		$796		$629		$929
Income (loss) from discontinued operations, net of income taxes	(36)	(36)	—		—		—		—
Extraordinary item, net of taxes	—	(30)	—		—		—		(45)

Shareholders’ net income	$998	$377	$882		$796		$629		$884

Shareholders’ net income excluding goodwill amortization	$998	$377	$901	(1)	$815	(1)	$647	(1)	$902 (1)
Weighted average number of shares outstanding (in millions)	543	543	424		424		421		421
Basic earnings per share before discontinued operations and extraordinary item	$1.91	$0.82	$2.08		$1.88		$1.49		$2.21
Basic earnings (loss) per share from discontinued operations	(0.07)	(0.07)	—		—		—		—
Extraordinary item per share	—	(0.06)	—		—		—		(0.11)

Basic earnings per share	$1.84	$0.69	$2.08		$1.88		$1.49		$2.10

Basic earnings per share excluding goodwill amortization	$1.84	$0.69	$2.13		$1.92		$1.54		$2.14
Diluted earnings per share
Shareholders’ net income before discontinued operations and extraordinary item	$1,034	$443	$882		$796		$629		$929
Less: Effect of stock options of subsidiaries	3	3	5		5		4		4

Shareholders’ net income before discontinued operations and extraordinary item on a diluted basis	$1,031	$440	$877		$791		$625		$925
Income (loss) from discontinued operations, net of income taxes	(36)	(36)	—		—		—		—
Extraordinary item, net of taxes	—	(30)	—		—		—		(45)

Shareholders’ net income on a diluted basis	$995	$374	$877		$791		$625		$880

Shareholders’ net income excluding goodwill amortization on a diluted basis	$995	$374	$896	(1)	$810	(1)	$643	(1)	$898 (1)
Weighted average number of shares outstanding on a diluted basis (in millions)	543	543	424		424		421		421
Diluted earnings per share before discontinued operations and extraordinary item	$1.90	$0.82	$2.07		$1.87		$1.48		$2.20
Diluted earnings (loss) per share from discontinued operations	(0.07)	(0.07)	—		—		—		—
Extraordinary item per share	—	(0.06)	—		—		—		(0.11)

Diluted earnings per share	$1.83	$0.69	$2.07		$1.87		$1.48		$2.09

Diluted earnings per share excluding goodwill amortization	$1.83	$0.69	$2.11		$1.91		$1.53		$2.13

(1)	Goodwill amortization of $19 and $18 for 2001 and 2000, respectively was added back to shareholders’ net income for the calculation of basic and diluted earnings per share excluding goodwill amortization.

Sun Life Financial Services of Canada Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

xiv) Acquisitions of Clarica, Keyport and IFMG: The Company acquired all of the outstanding common shares of Clarica that were not beneficially owned by the Company effective May 29, 2002 and acquired 100% of the outstanding common shares of Keyport and IFMG effective October 31, 2001 as described in Note 4. The following amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP are different due to the different accounting policies used for the two standards.

	Clarica		Keyport/IFMG

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Invested assets acquired	$31,693	$31,697	$22,479	$24,168
Other assets acquired (1)	2,672	5,374	1,436	1,104
Segregated funds assets acquired	—	11,204	—	3,944

	34,365	48,275	23,915	29,216

Actuarial liabilities and other policy liabilities acquired	24,787	16,801	22,656	—
Amounts on deposit acquired	1,277	1,235	—	—
Contract holder deposits acquired	—	10,235	—	21,518
Other liabilities acquired	5,093	5,387	493	2,223
Segregated funds liabilities acquired	—	11,193	—	3,902

	31,157	44,851	23,149	27,643

Net balance sheet assets acquired	$3,208	$3,424	$766	$1,573

Considerations given:
Common shares issued or exchanged	$6,284	$6,284	—	—
Carrying value of investments in acquiree’s shares	540	540	—	—
Fair value of outstanding Clarica stock options	48	48	—	—
Transaction and other related costs	57	57	—	—
Cash cost of acquisition	—	—	2,744	2,744

	$6,929	$6,929	$2,744	$2,744

Goodwill on acquisition	$3,721	$3,505	$1,978	$1,171

(1)	Other assets acquired included value of business acquired of $2,368 under U.S. GAAP.

In 2002, adjustments were made to the purchase price allocations of Keyport and IFMG. This resulted in an increase in other assets, contract holder deposits and other liabilities of $75, $21 and $14, respectively, and a decrease in other invested assets and goodwill of $20 and $20, respectively, under U.S. GAAP.

xv) Stock-based compensation: The intrinsic value method of accounting was used to account for stock options that were granted in 2001 under Cdn. and U.S. GAAP. In 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Had the fair value method been used for the options granted in 2001, the net income for the year ended December 31, 2002 would have been reduced by $15 ($17 in 2001), and both basic and diluted earnings per share reduced by $0.03 ($0.04 in 2001) per share. The weighted average fair value of options at the grant date for the year ended December 31, 2002 was estimated to be $10.62 ($9.66 in 2001) per share using the Black-Scholes option pricing model. This pricing model assumes the following weighted average information: risk-free interest rate of 5.4% (4.2% to 5.4% in 2001), an expected life of 7 years (7 years in 2001), an expected common stock volatility of 25% (26% in 2001) and an expected dividend yield of 1.7% (1.5% in 2001).

On March 30, 2001, the Company granted stock options under the Executive Stock Option Plan, prior to the shareholders’ approval of the plan at the Annual and Special Meeting on April 25, 2001. Under Cdn. GAAP, no compensation expense is recognized for these options on the grant date, since the exercise price is set at the closing price of the common shares on the trading day preceding the grant date. Under U.S. GAAP, the options were accounted for as if they were granted on April 25, 2001. The intrinsic value of the options, being the difference between the April 25, 2001 closing price and the exercise price of the common shares, is allocated over a four-year vesting period as compensation expense.

xvi) Shares purchased and cancelled under the Normal Course Issuer Bid Program: The paid in capital equity account and retained earnings were reduced by different amounts under Cdn. and U.S. GAAP for the purchase and cancellation of common shares, as the average cost per share under both accounting standards are not the same.

xvii) Impact of the terrorist attacks on September 11, 2001: The terrorist attacks on September 11, 2001 in the United States resulted in significant financial losses and human casualties. However, the direct financial impact to the Company of these attacks, which is primarily due to death claims, was not material. For the year ended December 31, 2002, the Company did not incur any losses ($4 in 2001) related to these claims. The losses reported for 2002 and 2001 do not include the impact on revenue from the wealth management business due to the decline in asset market values and any indirect investment losses.

www.sunlife.com Annual Report 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States (Cont’d)

xviii) Demutualization: For 2000, demutualization and public offering costs under Cdn. GAAP are a capital transaction reducing surplus. Under U.S. GAAP, demutualization and secondary offering costs are an extraordinary expense.

c) Statements of cash flows: Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2002	2001	2000

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$13,327	$4,276	$4,100

Withdrawals from policyholders’ accounts	$6,680	$4,724	$4,279

d) U.S. generally accepted accounting standard not yet adopted by the Company: FASB issued Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations” (SFAS 143). The Company will adopt SFAS 143 on January 1, 2003. SFAS 143 requires companies to record the fair value of an asset retirement obligation in the period in which it is incurred and increase the carrying amount of the related long-lived asset. Interest expense on the asset retirement obligation is accrued each period and the capitalized cost is depreciated over the useful life of the related asset. If the obligation is not settled for its recorded amount, a gain or loss on settlement will be realized. The impact of this change is not expected to be material to the consolidated financial statements.

FASB issued Statement of Financial Accounting Standard No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). The Company will adopt SFAS 145 on January 1, 2003. SFAS 145 amends various existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. The Company does not expect this standard to have a material effect on the consolidated financial statements.

FASB issued Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). The Company will adopt SFAS 146 on January 1, 2003. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, except those incurred in connection with a purchase business combination. The standard requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at its fair value in the period of which the liability is incurred. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002. The SFAS 146 will impact the Company’s consolidated financial statements if and when future restructuring activities occur.

FASB issued Financial Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (FIN 45). The Company will adopt the provisions of FIN 45 related to the recognition of guarantees as liabilities on January 1, 2003. FIN 45 requires companies to recognize liabilities of certain guarantees at fair values. The Company does not expect this interpretation to have a material impact on its consolidated financial statements.

FASB issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities” on January 17, 2003. The Interpretation clarifies the application of Accounting Research Bulletin No. 51 — Consolidated Financial Statements to those entities (defined as “Variable Interest Entities” and more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is involved with various special purpose entities in connection with its structured finance and securitization activities and holds interests in certain Collateralized Debt Obligations (CDO) for which it manages the underlying collateral securities for a fee. Under this interpretation, the Company may be required to consolidate the CDO and certain other special purpose entities. The Company is in the process of determining the impact of this interpretation on the consolidated financial statements.

29.	Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2002.

Sun Life Financial Services of Canada Inc.

APPOINTED ACTUARY’S REPORT/AUDITORS’ REPORT

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS
OF SUN LIFE FINANCIAL SERVICES OF CANADA INC.

I have valued the policy liabilities of Sun Life Financial Services of Canada Inc. for its consolidated balance sheets at December 31, 2002 and 2001 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholders’ obligations and the consolidated financial statements fairly present the results of the valuation.

Robert W. Wilson
Fellow, Canadian Institute of Actuaries

Toronto, Canada
February 12, 2003

Auditors’ Report

THE SHAREHOLDERS
OF SUN LIFE FINANCIAL SERVICES OF CANADA INC.

We have audited the consolidated balance sheets of Sun Life Financial Services of Canada Inc. and the separate consolidated statements of segregated funds net assets as at December 31, 2002 and 2001, and the consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its segregated funds as at December 31, 2002 and 2001 and the results of the Company’s operations, its cash flows and the changes in its segregated funds net assets for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

Deloitte & Touche LLP
Chartered Accountants

Toronto, Canada
February 12, 2003

www.sunlife.com Annual Report 2002